Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS THIRD QUARTER 2024 RESULTS – RECORD FREE CASH FLOW FOR THE FOURTH CONSECUTIVE QUARTER; BALANCE SHEET STRENGTHENED BY FURTHER DEBT REDUCTION; WELL POSITIONED TO ACHIEVE GOLD PRODUCTION AND COST GUIDANCE; ONGOING EXPLORATION SUCCESS AT EXISTING OPERATIONS AND PIPELINE PROJECTS

Toronto (October 30, 2024) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) ("Agnico Eagle" or the "Company") today reported financial and operating results for the third quarter of 2024.

"We are excited to report record financial results for a fourth consecutive quarter. Our focus on operational performance, cost control and capital discipline has allowed us to deliver the leverage to record gold prices to our shareholders. This quarter we repaid $375 million of debt, increased our cash position and continued to provide strong returns to shareholders," said Ammar Al-Joundi, Agnico Eagle's President and Chief Executive Officer. "We remain focused on realizing the full potential of our assets through continuous improvement and by advancing our pipeline of projects and supplemental exploration program. Strong drill results this quarter continue to demonstrate significant exploration upside at several of our mines and key pipeline projects, including the extension of the East Gouldie deposit at Canadian Malartic and the expansion of high-grade mineralization at Patch 7 at Hope Bay," added Mr. Al-Joundi.

Third quarter 2024 highlights:

•	Solid quarterly gold production and cost performance – Payable gold production[1] was 863,445 ounces at production costs per ounce of $908, total cash costs per ounce[2] of $921 and all-in sustaining costs ("AISC") per ounce[2] of $1,286

•	Continued to deliver reliable operating and cost performance – Gold production and costs in the third quarter of 2024 were in line with plan, driven by strong production in Nunavut and at Macassa and Fosterville. The Company's continued focus on operational efficiencies and cost optimization drove record quarterly throughput and mining rates at multiple sites

•	Well positioned to achieve 2024 gold production, cost and capital expenditures guidance – The Company is tracking well to meet its gold production guidance for the full year 2024. Total cash costs per ounce, AISC per ounce and capital expenditures guidance for 2024 remain unchanged

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce and all-in sustaining costs or AISC per ounce are non-GAAP ratios that are not standardized financial measures under IFRS and, in this news release, unless otherwise specified, are reported on (i) a per ounce of gold production basis, and (ii) a by-product basis. For a description of the composition and usefulness of these non-GAAP measures and reconciliations of total cash costs per ounce and AISC per ounce to production costs on both a by-product and a co-product basis, see "Note Regarding Certain Measures of Performance" below.

•	Record quarterly adjusted net income[3] – The Company reported quarterly net income of $567.1 million or $1.13 per share and adjusted net income of $572.6 million or $1.14 per share

•	Record quarterly cash provided by operating activities and free cash flow – The Company generated record cash provided by operating activities of $1,084.5 million or $2.16 per share ($1,027.5 million or $2.05 per share before changes in non-cash working capital balances4) and free cash flow[4] of $620.4 million or $1.24 per share ($563.4 million or $1.12 per share before changes in non-cash working capital balances4)

•	Strengthening financial position with further reduction of debt – The Company increased its cash position by $55.2 million to $977.2 million as at September 30, 2024. The Company continued to reduce net debt[5] in the third quarter of 2024, repaying the $100.0 million 5.02% Series B Senior Notes at maturity and repaying $275.0 million of the $600.0 million unsecured term loan facility drawn in 2023. Total debt outstanding was $1,467.2 million as at September 30, 2024. Year-to-date, net debt has been reduced by $1,014.4 million, from $1,504.4 million at the beginning of the year to $490.0 million as at September 30, 2024

•	Continued focus on shareholder returns – In the third quarter of 2024, the Company's Board of Directors declared a quarterly dividend of $0.40 per share. Additionally, the Company repurchased 362,343 common shares at an average share price of $82.86 for an aggregate of $30.0 million through its normal course issuer bid ("NCIB")

•	Update on key value drivers and pipeline projects

◦	Detour Lake – In the third quarter of 2024, the Company advanced the site preparation for the underground project, including the completion of the pad that will host the surface infrastructure for the underground project and the removal of the overburden for the portal. Infill drilling into the high-grade corridor in the West Pit zone continued to confirm higher grades and a mineralized structure amenable to underground mining. Highlights include 22.5 grams per tonne ("g/t") gold over 12.9 metres at 490 metres depth and 15.0 g/t gold over 18.9 metres at 573 metres depth. Drilling into the West Extension zone to the west of current mineral resources saw highlights of 28.8 g/t gold over 3.6 metres at 570 metres depth and 11.7 g/t gold over 3.3 metres at 731 metres depth

◦	Odyssey mine at Canadian Malartic – In the third quarter of 2024, ramp development and shaft sinking activities progressed on schedule, reaching a depth of 873 metres and 839 metres, respectively, and the excavation of the temporary shaft loading station on level 64 was completed. Surface construction progressed as planned, with a focus on the service hoist and the operations complex. Recent exploration drilling continued to return good results in the eastern extension of the East Gouldie deposit up to 760 metres east of current mineral resources, including 3.0 g/t gold over 51.5 metres at 1,349 metres depth and 5.1 g/t gold over 8.2 metres at 1,455 metres depth. In the upper extension of East Gouldie, conversion drilling near the Odyssey shaft has returned intersections including 3.3 g/t gold over 20.8 metres at 814 metres depth. Results from the ongoing exploration program continue to show the potential to add significant mineral resources along extensions of the main East Gouldie deposit

◦	Madrid at Hope Bay – Exploration drilling during the third quarter of 2024 totalled 33,100 metres and continued to return wide, high-grade mineralized intervals at the Patch 7 zone, including 18.3 g/t gold over 16.4 metres at 479 metres depth, 16.8 g/t gold over 27.3 metres at 436 metres depth and 11.9 g/t gold over 30.4 metres at 394 metres depth, further confirming the greater thicknesses and higher gold grades in this area compared to the rest of the Madrid deposit

3 Adjusted net income and adjusted net income per share are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

4 Cash provided by operating activities before changes in non-cash working capital balances, free cash flow and free cash flow before changes in non-cash working capital balances and their related per share measures are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to cash provided by operating activities see "Note Regarding Certain Measures of Performance" below.

5 Net debt is a non-GAAP measure that is not a standardized financial measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to long-term debt, see "Note Regarding Certain Measures of Performance" below.

Third Quarter 2024 Results Conference Call and Webcast Tomorrow

Agnico Eagle's senior management will host a conference call on Thursday, October 31, 2024 at 11:00 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company's website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 416.945.7677 or toll-free 1.888.699.1199 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call by phone without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an instant automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 80122#. The conference call replay will expire on November 30, 2024.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Third Quarter 2024 Production and Cost Results

Production and Cost Results Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023*
Gold production (ounces)	863,445	850,429	2,637,935	2,536,446
Gold sales (ounces)	855,899	843,097	2,609,192	2,489,503
Production costs per ounce	$908	$893	$887	$850
Total cash costs per ounce	$921	$898	$897	$857
AISC per ounce	$1,286	$1,210	$1,214	$1,162

* Production and Cost Results Summary reflects Agnico Eagle's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% thereafter.

Gold Production

•	Third Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher production from the Nunavut operations, Macassa and Detour Lake, partially offset by lower production at Canadian Malartic and La India

•	First Nine Months of 2024 – Gold production increased when compared to the prior-year period primarily due to higher production from Canadian Malartic, Meadowbank and Macassa, partially offset by lower production at Fosterville and La India

Production Costs per Ounce

•	Third Quarter of 2024 – Production costs per ounce increased when compared to the prior-year period primarily due to higher royalties arising from higher gold prices, partially offset by higher production and the benefit of the weaker Canadian dollar during the period

•	First Nine Months of 2024 – Production costs per ounce increased when compared to the prior-year period primarily due to higher royalties arising from higher gold prices and higher production costs at Canadian Malartic related to underground mining operations, partially offset by higher production and the benefit of the weaker Canadian dollar during the period

Total Cash Costs per Ounce

•	Third Quarter and First Nine Months of 2024 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to the reasons described above for the increase in production costs per ounce

AISC per Ounce

•	Third Quarter and First Nine Months of 2024 – AISC per ounce increased when compared to the prior-year periods due to the factors causing higher total cash costs per ounce and anticipated higher sustaining capital expenditures primarily at Canadian Malartic and Detour Lake, partially offset by higher production during the period

Third Quarter 2024 Financial Results

Financial Results Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023[6]	2024	2023[6]
Realized gold price ($/ounce)[7]	$2,492	$1,928	$2,297	$1,933
Net income ($ millions)[8]	$567.1	$174.8	$1,386.3	$2,315.4
Adjusted net income ($ millions)	$572.6	$216.1	$1,485.3	$806.7
EBITDA ($ millions)[9]	$1,258.6	$722.0	$3,264.2	$3,878.4
Adjusted EBITDA ($ millions)[9]	$1,256.6	$768.4	$3,362.0	$2,394.0
Cash provided by operating activities ($ millions)	$1,084.5	$502.1	$2,829.0	$1,873.7
Cash provided by operating activities before changes in non-cash working capital balances ($ millions)	$1,027.5	$668.7	$2,790.8	$1,970.5
Capital expenditures[10]	$485.8	$406.4	$1,265.1	$1,164.2
Free cash flow ($ millions)	$620.4	$82.3	$1,573.3	$645.3
Free cash flow before changes in non-cash working capital balances ($ millions)	$563.4	$248.8	$1,535.0	$742.1

Net income per share (basic)	$1.13	$0.35	$2.78	$4.76
Adjusted net income per share (basic)	$1.14	$0.44	$2.97	$1.66
Cash provided by operating activities per share (basic)	$2.16	$1.01	$5.67	$3.85
Cash provided by operating activities before changes in non-cash working capital balances per share (basic)	$2.05	$1.35	$5.59	$4.05
Free cash flow per share (basic)	$1.24	$0.17	$3.15	$1.33
Free cash flow before changes in non-cash working capital balances per share (basic)	$1.12	$0.50	$3.07	$1.53

Net Income

•	Third Quarter of 2024

◦	Net income was $567.1 million ($1.13 per share). This result includes the following items (net of tax): derivative gains on financial instruments of $11.7 million ($0.02 per share), non-recurring tax adjustments and foreign currency translation gains on deferred tax liabilities of $5.5 million ($0.01 per share), net asset disposal losses of $3.7 million ($0.01 per share) and foreign exchange and other adjustments of $8.0 million (0.01 per share)

◦	Excluding the above items results in adjusted net income of $572.6 million or $1.14 per share

6 Certain previously reported line items have been restated to reflect the final purchase price allocation related to the acquisition of the Canadian assets of Yamana Gold Inc. (the "Yamana Transaction") including the 50% of Canadian Malartic that the Company did not own. Reflects Agnico Eagle's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% thereafter.

7 Realized gold price is calculated as gold revenues from mining operations divided by the number of ounces sold.

8 For the first quarter of 2023, includes a $1.5 billion revaluation gain on the 50% interest the Company owned in Canadian Malartic prior to the Yamana Transaction on March 31, 2023.

9 "EBITDA" means earnings before interest, taxes, depreciation, and amortization. EBITDA and adjusted EBITDA are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a description of the composition and usefulness of these non-GAAP measures and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

10 Includes capitalized exploration. Capital expenditures is a non-GAAP measure that is not a standardized financial measure under IFRS. For a discussion of the composition and usefulness of this non-GAAP measure and a reconciliation to additions to property, plant and mine development as set out in the consolidated statements of cash flows, see "Note Regarding Certain Measures of Performance" below.

◦	Included in net income and not adjusted above, is a non-cash stock option expense of $2.1 million (less than $0.01 per share)

◦	Net income of $567.1 million in the third quarter of 2024 increased compared to net income of $174.8 million in the prior-year period primarily due to stronger mine operating margins[11] resulting from higher realized gold prices and higher sales volumes, gains on derivative financial instruments in the current period and lower amortization expenses (primarily at Meadowbank, Canadian Malartic and Detour Lake), partially offset by higher income and mining tax expenses and higher production expenses

•	First Nine Months of 2024 – Net income of $1,386.3 million decreased compared to the prior-year period net income of $2,315.4 million primarily due to a remeasurement gain at Canadian Malartic in the prior period and higher income and mining tax expenses, partially offset by higher operating margins from higher realized gold prices and higher sales volumes. The remeasurement gain in the prior period is from the application of purchase accounting relating to a business combination attained in stages, which required the remeasurement of the Company's previously held 50% interest in Canadian Malartic to fair value.

Adjusted EBITDA

•	Third Quarter of 2024 – Adjusted EBITDA increased when compared to the prior-year period primarily due to stronger mine operating margins from higher realized gold prices and higher sales volumes

•	First Nine Months of 2024 – Adjusted EBITDA increased when compared to the prior-year period primarily due to the reasons set out above for the third quarter of 2024 and as a result of the acquisition of the remaining 50% of Canadian Malartic

Cash Provided by Operating Activities

•	Third Quarter and First Nine Months of 2024 – Cash provided by operating activities and cash provided by operating activities before changes in non-cash working capital balances increased when compared to the prior-year periods primarily due to the reasons described above related to the increases in adjusted EBITDA

Free Cash Flow Before Changes in Non-cash Working Capital Balances

•	Third Quarter and First Nine Months of 2024 – Free cash flow before changes in non-cash working capital balances increased when compared to the prior-year periods due to the reasons described above related to cash provided by operating activities, partially offset by higher additions to property, plant and mine development

11 Operating margin is a non-GAAP measure that is not a standardized measure under IFRS. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to net income see "Note Regarding Certain Measures of Performance" below.

Capital Expenditures

In the third quarter of 2024, capital expenditures were $437.2 million and capitalized exploration expenditures were $48.6 million, for a total of $485.8 million. Expected capital expenditures (including capitalized exploration) remain in line with the updated guidance for the full year 2024. Further details are set out in the "2024 Guidance" section below.

The following table sets out a summary of capital expenditures (including sustaining capital expenditures and development capital expenditures) and capitalized exploration in the third quarter of 2024 and the first nine months of 2024.

Summary of Capital Expenditures

($ thousands)

	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Sep 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2024
Sustaining Capital Expenditures
LaRonde	$19,302	$63,125	$473	1,349
Canadian Malartic	36,789	91,887	—	—
Goldex	16,505	39,912	753	2,536
Detour Lake	77,638	189,247	—	—
Macassa	12,200	28,389	451	1,259
Meliadine	19,716	53,664	2,321	6,148
Meadowbank	30,216	71,718	—	—
Fosterville	9,509	22,298	—	—
Kittila	17,537	51,813	316	1,181
Pinos Altos	7,099	18,190	742	1,662
La India	—	22	—	—
Other	1,251	3,520	144	989
Total Sustaining Capital Expenditures	$247,762	$633,785	$5,200	$15,124

Development Capital Expenditures
LaRonde	$16,442	$61,168	$—	—
Canadian Malartic	41,824	121,028	1,510	3,702
Goldex	1,830	8,886	—	—
Detour Lake	52,199	121,273	9,051	26,150
Macassa	27,550	62,008	7,521	25,225
Meliadine	21,070	58,164	1,888	8,694
Meadowbank	7	(20)	—	—
Fosterville	8,402	27,016	2,531	9,497
Kittila	775	2,971	1,171	5,730
Pinos Altos	355	1,806	10	14
San Nicolás project	3,422	15,077	—	—
Other	15,530	23,547	19,745	34,270
Total Development Capital Expenditures	$189,406	$502,924	$43,427	$113,282
Total Capital Expenditures	$437,168	$1,136,709	$48,627	$128,406

* Excludes capitalized exploration

2024 Guidance

Based on the operational performance in the first nine months of 2024, the Company is tracking well to meet the mid-point of gold production guidance for the full year 2024. In addition, total cash costs per ounce, AISC per ounce and capital expenditures guidance for 2024 remain unchanged. A summary of the Company's guidance is set out below.

2024 Guidance Summary

(In millions other than per ounce measures or as otherwise stated)

	2024		2024
	Range		Mid-Point
Gold Production (ounces)	3,350,000	3,550,000	3,450,000
Total cash costs per ounce	$875	$925	$900
AISC per ounce	$1,200	$1,250	$1,225

Exploration and corporate development	—	—	$271
Depreciation and amortization expense	—	—	$1,560
General & administrative expense	$175	$195	$185
Other costs	$75	$90	$83

Tax rate (%)	33%	38%	35%
Cash taxes	$400	$500	$450

Capital expenditures (excluding capitalized exploration)	$1,600	$1,700	$1,650
Capitalized exploration	—	—	$187

Record Free Cash Flow Generation Alongside Capital Discipline Continue to Strengthen Financial Position and Commitment to Shareholder Returns

Cash and cash equivalents increased by $55.2 million when compared to the prior quarter primarily due to higher cash provided by operating activities as a result of higher revenues from higher realized gold prices and favourable changes in non-cash working capital balances, partially offset by higher cash used in financing activities related to $375.0 million repayment of debt, and higher cash used in investing activities from higher capital expenditures and higher purchases of equity securities and other investments.

As at September 30, 2024, the Company's total long-term debt was $1,467.2 million, a reduction of $374.5 million from the second quarter of 2024. On July 24, 2024, $100.0 million was repaid with cash on hand on the 2012 Series B 5.02% Senior Notes on maturity. In addition, a total of $275.0 million was prepaid of the $600.0 million outstanding on the term loan facility during the quarter, further strengthening the Company's investment grade balance sheet. The remaining $325.0 million of indebtedness under the term loan facility is due and payable on April 21, 2025.

No amounts were outstanding under the Company's unsecured revolving bank credit facility as at September 30, 2024, and available liquidity remained at approximately $2.0 billion, not including the uncommitted $1.0 billion accordion feature.

The following table sets out the calculation of net debt, which decreased by $429.7 million when compared to the prior quarter as a result of the debt repayments and an increase in cash and cash equivalents.

Net Debt Summary

($ millions)

	As at	As at
	Sep 30, 2024	Jun 30, 2024
Current portion of long-term debt	$415.0	$740.0
Non-current portion of long-term debt	1,052.2	1,101.7
Long-term debt	$1,467.2	$1,841.7
Less: cash and cash equivalents	(977.2)	(922.0)
Net debt	$490.0	$919.7

Hedges

Approximately 68% of the Company's remaining estimated Canadian dollar exposure for 2024 is hedged at an average floor price providing protection in respect of exchange rate movements above 1.34 C$/US$. Approximately 26% of the Company's remaining estimated Euro exposure for 2024 is hedged at an average floor price providing protection in respect of exchange rate movements below 1.10 US$/EUR. Approximately 62% of the Company's remaining Australian dollar exposure for 2024 is hedged at an average floor price providing protection in respect of exchange rate movements above 1.46 A$/US$. Approximately 19% of the Company's remaining estimated Mexican peso exposure for 2024 is hedged at an average floor price providing protection in respect of exchange rate movements above 18.00 MXP/US$. The Company's full year 2024 cost guidance is based on assumed exchange rates of 1.34 C$/US$, 1.10 US$/EUR, 1.45 A$/US$ and 16.50 MXP/US$.

With the 2024 sealift at the Company's Nunavut operations largely completed, approximately 42% of the Company's remaining estimated diesel exposure for 2024 is hedged at an average price of $0.76 per litre (excluding transportation and taxes), which is expected to reduce the Company's exposure to diesel price volatility in 2024. The Company's 2024 cost guidance is based on an assumed diesel price of $0.80 per litre (excluding transportation and taxes).

Based on these 2024 hedge positions, the Company expects to continue to benefit from the positive foreign exchange impact on all its operating currencies, as well as the positive impact from diesel exposure when compared to 2024 cost guidance. The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs for the balance of 2024 and 2025. Hedging positions are not factored into 2024 or future guidance.

Shareholder Returns

Dividend Record and Payment Dates for the Fourth Quarter of 2024

Agnico Eagle's Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on December 16, 2024 to shareholders of record as of November 29, 2024. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2024 Fiscal Year

Record Date	Payment Date
March 1, 2024	March 15, 2024
May 31, 2024	June 14, 2024
August 30, 2024	September 16, 2024
November 29, 2024*	December 16, 2024*

*Declared

Dividend Reinvestment Plan

In the third quarter of 2024, the Company amended the terms of its dividend reinvestment plan (the "DRIP") to provide the flexibility to adjust the discount provided under the DRIP to between no discount (0%) and 5%. For the dividend payable on December 16, 2024 to shareholders of record as of November 29, 2024, the discount provided for under the DRIP will be 1%. If the discount is altered or eliminated by the Company in the future, the Company will include information regarding the change in discount from such level in a news release prior to the effectiveness of the change.

For a copy of the amended and restated DRIP, and for additional information on the Company's DRIP, see: Dividend Reinvestment Plan

International Dividend Currency Exchange

For information on the Company's international dividend currency exchange program, please contact Computershare Trust Company of Canada by phone at 1.800.564.6253 or online at www.investorcentre.com or www.computershare.com/investor.

Normal Course Issuer Bid

The Company believes that its NCIB is a flexible and complementary tool that, together with its quarterly dividend, is part of the Company's overall capital allocation program and generates value for shareholders. The Company can purchase up to $500.0 million of its common shares under the NCIB, subject to a maximum of 5% of its issued and outstanding common shares. Purchases under the NCIB may continue for up to one year from the commencement day on May 4, 2024. In the third quarter of 2024, the Company repurchased 362,343 common shares for an aggregate of $30.0 million through the NCIB. In the first nine months of 2024, the Company repurchased 1,500,386 common shares for an aggregate of $99.9 million under the NCIB and the Company's previous NCIB, at an average share price of $66.58.

Third Quarter 2024 Environment, Social and Governance Highlights

•	International Mine Rescue Competition – The Emergency Response Team from Nunavut won the overall International Mine Rescue Competition ("IMRC") hosted by the National Mining Agency in Colombia, highlighting the strength of the Company's commitment to mine safety and rescue excellence. The IMRC is a highly regarded global event organized by the International Mine Rescue Body to promote mine rescue operations at the international level and to improve mine rescue knowledge and practices through global cooperation

•	Donation to the Université du Québec en Abitibi-Témiscamingue (UQAT) – A ceremony was held to celebrate the opening of a new outdoor space on the pavilion grounds at the UQAT, Val-d'Or Campus to foster teaching, sharing and reconciliation among Indigenous and non-Indigenous students. The Company is a significant donor for the new space, which was designed to promote intercultural connections and celebrate Indigenous cultures

•	Reforestation event with the Huajumar community in Mexico – In the third quarter of 2024, an event was held to plant more than 1,500 native pine trees in an area previously affected by forest fires. Approximately 280 people participated including kindergarten, elementary and high school students and the COEPI group (Comisión Estatal para Pueblos Indígenas)

•	Royal Canadian Mint launched new gold coin entirely sourced from Detour Lake – The Royal Canadian Mint issued its newest Gold Maple Leaf one ounce gold bullion coin sourced completely from Detour Lake. The Company was selected as a result of its commitment to high standards of responsibility and sustainability

Update on Key Value Drivers and Pipeline Projects

Highlights on key value drivers, including Odyssey, Detour Lake underground, Hope Bay and San Nicolás are set out below. Details on certain mine expansion projects (Detour Lake mill optimization and Meliadine Phase 2 expansion) are set out in the applicable operational sections of this news release.

Odyssey Project

In the third quarter of 2024, ramp development continued to progress on schedule, and as at September 30, 2024, the main ramp reached a depth of 873 metres. At this depth, it will split into two priority faces: one advancing towards the mid-shaft loading station on level 111 and the other face extending towards the bottom of the orebody. Additionally, the Company continued to develop the main ventilation system, with the fresh air ramp between Odyssey South and East Gouldie completed in the quarter.

In the third quarter of 2024, shaft sinking continued to progress on schedule and, as at September 30, 2024, the shaft reached a depth of 839 metres. During the quarter, the excavation of the temporary loading pocket between levels 60 and 66 was completed, along with the detailed engineering and procurement. The construction team was mobilized and initiated construction at the end of September 2024. The temporary loading station is expected to be commissioned by mid-2025. The design of the mid-shaft loading station between levels 102 and 111 is in progress. This station will include a material handling system for ore and waste, along with support infrastructure, including a maintenance shop. Excavation of the mid-shaft loading station is expected to begin in the second quarter of 2025.

Surface construction progressed on schedule and on budget in the third quarter of 2024, with focus areas including the main hoist building and the operational complex. At the main hoist building, the installation of the electrical components and controls for the service hoist were completed, followed by the testing of the hoist without ropes. Rope installation is planned for the fourth quarter of 2024 and the service hoist is expected to be commissioned in the first half of 2025. In the quarter, the construction of the main office and service building commenced, initiating the building foundations. The construction of the main office building is expected to be completed by the end of 2025.

Exploration drilling at the Odyssey mine and regional exploration drilling around the mine totalled 68,800 metres during the third quarter (145,900 metres during the first nine months of 2024) with up to 11 underground drill rigs and 13 surface drill rigs in operation, primarily targeting the East Gouldie and Odyssey deposits and regional exploration targets in the eastern portion of the property.

Drilling into the lower eastern extension of the East Gouldie mineralized envelope intersected high grade mineralization up to 760 metres east of the current mineral resources, with highlights that included: hole MEX24-316 returning 3.0 g/t gold over 51.5 metres at 1,349 metres depth, including 7.5 g/t gold over 6.1 metres at 1,347 metres depth, and 3.4 g/t gold over 16.6 metres at 1,437 metres depth; hole MEX24-311W returning 5.1 g/t gold over 8.2 metres at 1,455 metres depth; and hole MEX24-311WA returning 4.5 g/t gold over 9.7 metres at 1,497 metres depth.

Drilling into this new portion of the deposit during the first nine months of 2024 has consistently intersected significant gold mineralization, demonstrating the potential to add mineral resources at depth to the east of the main East Gouldie orebody.

In the upper extension of the East Gouldie deposit near the Odyssey shaft and above current mineral resources, underground conversion drilling intersected multiple long intervals of mineralization in an area that extends 500 metres laterally and 400 metres vertically, with highlights that included: hole UGEG-075-007 returning 3.3 g/t gold over 20.8 metres at 814 metres depth, including 8.7 g/t gold over 5.0 metres at 810 metres depth; hole UGEG-075-022 returning 6.2 g/t gold over 7.4 metres at 806 metres depth; and hole UGEG-054-002 returning 4.0 g/t gold over 9.6 metres at 755 metres depth and 4.5 g/t gold over 7.1 metres at 792 metres depth.

Continued conversion drilling success in this area would confirm the potential to add mineral reserves that could provide additional production for the operation that would require modest additional lateral development considering the area's proximity to the existing ramp infrastructure.

At Odyssey North, underground conversion drilling highlights included: hole UGOD-075-007 returning 2.5 g/t gold over 16.5 metres at 906 metres depth; hole UGOD-075-008 returning 1.7 g/t gold over 23.3 metres at 906 metres depth; and hole UGOD-075-006 returning 1.6 g/t gold over 16.0 metres at 947 metres depth. These positive results will assist in positioning future infrastructure in an area with potential development related to the Odyssey internal zones.

At Odyssey South, surface drill holes intersected the Odyssey internal zones, with highlights that included: hole MEX24-318 returning 1.7 g/t over 7.8 metres at 457 metres depth and 7.9 g/t gold over 5.9 metres (core length) at 520 metres depth; hole MEX24-315 returning 4.5 g/t gold over 3.4 metres at 586 metres depth; and hole MEX24-317 returning 6.2 g/t gold over 2.1 metres at 843 metres depth. The results further demonstrate the potential to add new mineral reserves and mineral resources in the Odyssey internal zones that could be brought into production using existing mine infrastructure.

Selected recent drill intercepts from the East Gouldie deposit, Odyssey internal zones and the Odyssey North zone at the Odyssey mine are set out in the table and composite longitudinal section below.

Drill hole	Deposit / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)		Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX24-311W	East Gouldie	1,826.0	1,834.5	1,455	8.2		5.3	5.1
MEX24-311WA	East Gouldie	1,866.2	1,876.6	1,497	9.7		6.5	4.5
MEX24-316	East Gouldie	1,639.7	1,712.5	1,349	51.5		3.0	3.0
including		1,670.0	1,678.6	1,347	6.1		7.5	7.5
and	East Gouldie	1,795.7	1,812.8	1,437	16.6		3.4	3.4
UGEG-054-002	East Gouldie	633.6	643.4	755	9.6		4.0	4.0
and	East Gouldie	753.0	760.1	792	7.1		4.5	4.5
UGEG-075-007	East Gouldie	600.4	621.5	814	20.8		3.3	3.3
including		600.4	605.5	810	5.0		8.7	8.7
UGEG-075-022	East Gouldie	575.0	582.7	806	7.4		6.2	6.2
MEX24-315	Odyssey internal	740.7	744.4	586	3.4		8.4	4.5
MEX24-317	Odyssey unknown**	954.5	957.5	843	2.1		6.2	6.2
MEX24-318	Odyssey internal	672.3	680.5	457	7.8		1.7	1.7
and	Odyssey internal	771.1	777.0	520	5.9	***	14.9	7.9
UGOD-075-006	Odyssey North	500.0	517.4	947	16.0		1.6	1.6
UGOD-075-007	Odyssey North	515.0	534.7	906	16.5		2.5	2.5
UGOD-075-008	Odyssey North	476.5	502.3	906	23.3		1.7	1.7

* Results from East Gouldie, Odyssey internal zones and Odyssey North use a capping factor of 20 g/t gold.

** Undetermined zone within the Odyssey deposit.

*** Core length. True width undetermined.

[Odyssey Mine – Composite Longitudinal Section]

In regional exploration, work has accelerated in the eastern portion of the Canadian Malartic property package with widely-spaced diamond drilling totalling 15,100 metres during the third quarter (41,700 metres during the first nine months of 2024) on the Rand Malartic and Malartic Goldfields properties to investigate favourable mineralized horizons.

Detour Lake

In the third quarter of 2024, the Company advanced the preparation work for the excavation of the exploration ramp portal, which is expected to commence in the first quarter of 2025. In the quarter, the access road was completed, the pad that will host the surface infrastructure for the underground project was built and the overburden for the portal was removed. Permitting activities for the advanced exploration phase progressed, with the permit to take water for this initial phase expected to be received in the fourth quarter of 2024.

Exploration drilling at Detour Lake during the third quarter of 2024 totalled 61,900 metres (191,900 metres during the first nine months of 2024), including infill drilling into the high-grade corridor at underground depths in the West Pit zone and infill drilling into the West Extension zone at underground depths immediately west of the West Pit mineral resources and next to the planned exploration ramp for the underground project. These results are expected to strengthen the mineralization model supporting the underground mine project west of and under the open pit at Detour Lake.

The drilling into the high-grade corridor in the West Pit zone further defined the high-grade domains that could potentially be mined earlier in the underground project within the larger lower grade envelope and continued to validate the current geological interpretation of the high-grade corridor, with recent highlights that included: hole DLM24-882CW returning 15.0 g/t gold over 18.9 metres at 573 metres depth; hole DLM24-958C returning 5.8 g/t gold over 7.0 metres at 231 metres depth, 2.6 g/t gold over 35.2 metres at 399 metres depth and 22.5 g/t gold over 12.9 metres at 490 metres depth; hole DLM24-882C returning 3.3 g/t gold over 42.2 metres at 481 metres depth and 9.8 g/t gold over 19.7 metres at 575 metres depth; and hole DLM24-931A returning 6.0 g/t gold over 34.5 metres at 432 metres depth and 2.3 g/t gold over 11.7 metres at 463 metres depth.

Towards the west in the West Pit zone near the planned exploration ramp, highlights included: hole DLM24-978 returning 2.5 g/t gold over 24.6 metres at 169 metres depth; and hole DLM24-829 returning 3.1 g/t gold over 20.3 metres at 277 metres depth.

Drilling into the West Extension zone to the west of current mineral resources further confirmed the grades and continuity of mineralization in the western plunge of the deposit, with highlights that included: hole DLM24-895AW returning 28.8 g/t gold over 3.6 metres at 570 metres depth; and hole DLM24-820 returning 11.7 g/t gold over 3.3 metres at 731 metres depth.

Selected recent drill intercepts from the West Pit Underground and West Extension zones at Detour Lake are set out in the table and composite longitudinal section below.

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
DLM24-820	West Extension	791.9	796.0	731	3.3	11.7
DLM24-829	West Pit Underground	313.2	336.8	277	20.3	3.1
DLM24-859	West Pit Underground	591.0	703.0	534	101.3	0.9
DLM24-882C	West Pit Underground	552.0	598.8	481	42.2	3.3
and	West Pit Underground	688.6	710.1	575	19.7	9.8
DLM24-882CW	West Pit Underground	690.0	710.4	573	18.9	15.0
DLM24-895AW	West Extension	676.0	680.0	570	3.6	28.8
and	West Extension	732.0	815.0	641	76.1	0.7
DLM24-921AW	West Extension	956.0	959.0	886	2.3	13.1
and	West Extension	1,018.6	1,022.0	942	2.6	31.4
DLM24-931A	West Pit Underground	506.0	544.3	432	34.5	6.0
and	West Pit Underground	560.0	573.0	463	11.7	2.3
DLM24-940	West Pit Underground	673.0	746.0	552	68.2	1.0
and	West Pit Underground	771.0	774.0	597	2.8	13.3
and	West Pit Underground	880.7	885.5	674	4.5	12.9
DLM24-952	West Pit Underground	544.0	701.0	499	143.7	0.8
and	West Pit Underground	945.0	956.4	738	10.7	6.5
DLM24-956	West Pit Underground	332.0	352.8	280	18.8	3.3
and	West Pit Underground	388.0	446.0	336	53.3	1.1
and	West Pit Underground	477.0	533.0	401	52.0	1.9
DLM24-958C	West Pit Underground	268.0	276.0	231	7.0	5.8
and	West Pit Underground	470.0	508.0	399	35.2	2.6
and	West Pit Underground	611.2	624.9	490	12.9	22.5
DLM24-959A	West Pit Underground	331.0	335.5	269	4.1	67.8
and	West Pit Underground	407.4	412.0	327	4.2	18.8
DLM24-963	West Pit Underground	680.7	721.0	572	36.8	1.8
including		683.0	690.0	561	6.4	6.6
DLM24-967	West Pit Underground	650.3	666.0	513	14.7	22.3
and	West Pit Underground	778.5	789.2	601	10.1	2.4
DLM24-978	West Pit Underground	193.0	221.0	169	24.6	2.5
DLM24-990	West Extension	346.0	355.1	300	7.7	2.9
DLM24-1000	West Pit Underground	351.8	368.0	308	13.7	2.1

*Results from Detour Lake are uncapped.

[Detour Lake – Composite Longitudinal Section]

Hope Bay – Infill and Step-Out Drilling Continue to Confirm and Extend Madrid's High-Grade Patch 7 Zone at Depth and Laterally

Exploration drilling at the Hope Bay project during the third quarter totalled 33,100 metres (99,200 metres during the first nine months of 2024) and focused on continued infill and expansion drilling of the Patch 7 zone at the Madrid deposit.

Drilling into the main structure at Patch 7 continued to return wide mineralized intervals with the widest thicknesses and highest gold grades encountered to date at Madrid as well as strong continuity of mineralization between drill holes.

Infill drilling into the main structure at Patch 7 was highlighted by: hole HBM24-248 returning 18.3 g/t gold over 16.4 metres at 479 metres depth; hole HBM24-246 returning 16.8 g/t gold over 27.3 metres at 436 metres depth and 80 metres from hole HBM24-248; and hole HBM24-212 returning 11.9 g/t gold over 30.4 metres at 394 metres depth and 50 metres up-plunge from hole HBM24-246.

Expansion drilling into the upper and lower extensions of the main structure was highlighted by: hole HBM24-232 returning 8.9 g/t gold over 18.4 metres at 289 metres depth, and hole HBM24-211 returning 5.4 g/t gold over 11.2 metres at 577 metres depth, with these two intercepts located 330 metres apart along the moderately north plunging direction of the structure.

Exploration drilling into adjacent, sub-parallel structures was highlighted by: hole HBM24-241 returning 9.0 g/t gold over 10.9 metres at 362 metres depth, and hole HBM24-249 returning 15.0 g/t gold over 3.7 metres at 332 metres depth and 8.4 g/t gold over 26.1 metres at 361 metres depth.

Selected recent drill intercepts from the Patch 7 zone at the Madrid deposit are set out in the table and composite longitudinal section below.

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBM23-105**	815.0	839.5	677	14.0	14.5	10.0
including	830.5	838.0	682	4.3	42.3	27.6
HBM24-183***	684.4	693.5	577	5.0	19.0	14.1
including	684.4	688.6	575	2.3	35.8	25.1
HBM24-211	704.0	717.0	577	11.2	5.4	5.4
HBM24-212	523.0	561.0	394	30.4	13.0	11.9
including	537.0	554.0	396	13.6	23.9	21.4
HBM24-213	474.0	494.2	415	11.0	9.1	7.6
including	487.5	494.2	421	3.7	20.3	15.6
HBM24-217	574.5	586.0	466	9.1	15.1	15.1
including	578.6	582.7	466	3.2	36.3	36.3
and	593.0	604.0	479	9.4	6.5	6.5
including	594.0	596.0	476	1.6	18.5	18.5
HBM24-219A	583.8	593.0	480	7.4	12.1	12.1
including	590.2	593.0	482	2.3	31.4	31.4
HBM24-232	377.0	401.0	289	18.4	8.9	8.9
including	390.0	397.0	293	5.4	19.4	19.4
HBM24-237	337.9	340.9	289	2.6	65.0	23.6
and	354.6	357.6	303	2.6	11.7	11.7
and	365.0	373.0	314	5.7	7.9	7.9
HBM24-241	498.0	510.0	362	10.9	11.0	9.0
including	499.0	500.0	359	0.9	73.6	50.0
HBM24-246	572.0	601.0	436	27.3	18.5	16.8
including	589.0	593.4	439	4.1	57.5	46.0
HBM24-247	641.2	662.0	505	18.0	5.5	5.5
HBM24-248	624.0	641.5	479	16.4	19.0	18.3
including	628.8	634.0	479	4.9	47.2	45.1
HBM24-249	457.3	461.2	332	3.7	15.0	15.0
and	490.0	517.0	361	26.1	8.4	8.4

* Results from the Madrid deposit at Hope Bay use a capping factor of 75 g/t gold.

** Previously released on July 26, 2023.

*** Previously released on July 31, 2024.

[Madrid Deposit at Hope Bay – Composite Longitudinal Section]

The above results are expected to increase mineral resources and upgrade the mineral resource classification at year-end 2024.

Expansion and infill drilling will continue at Madrid through the fourth quarter 2024 (15,000 metres) and into 2025 with several drill rigs being relocated to the north to investigate the priority targets between the Patch 7 and Suluk zones as a follow-up on previously released hole HBM23-105 that returned 10.0 g/t gold over 14.0 metres at 677 metres depth and hole HBM24-183 that returned 14.1 g/t gold over 5.0 metres at 577 metres depth.

The planned work will be supported by a newly constructed, 2.3-kilometre-long surface exploration track that connects the nearby Madrid-Naartok infrastructure to the Patch 7 area. This surface track provides year-round access the Patch 7 area, allowing drilling to continue during the fourth quarter to accelerate mineral resource expansion and infilling. This track could also be used for potential future development of the Patch 7 area.

[Madrid Deposit at Hope Bay – Plan Map]

San Nicolás Copper Project

The San Nicolás copper-zinc project is located in Zacatecas State in central Mexico. The Company acquired a 50% interest in the project in April 2023 from Teck Resources Limited and the two companies have formed a long-term 50/50 joint venture partnership to advance permitting and development of San Nicolas, which ranks as the largest undeveloped VMS deposit in Mexico and one of the largest undeveloped VMS deposits in the world.

In the third quarter of 2024, Minas de San Nicolás continued engagement with government and stakeholders in support of the permit review. The Minas de San Nicolás team submitted a Supplementary Information Package in response to the regulator's inquiries on their MIA-R permit application on July 5, 2024 and submitted additional information for the change of land use permit application in September 2024. Progress continues on the feasibility study work and execution strategy development, with plans to begin detailed engineering in the first half of 2025. Project approval is expected to follow, subject to receipt of permits and the results of the feasibility study.

ABITIBI REGION, QUEBEC

LaRonde – Restart of LaRonde Zone 5 Mill Operation; Gold Production Affected by Planned Mine and Mill Shutdowns

LaRonde – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	687	627	2,047	1,995
Tonnes of ore milled per day	7,467	6,815	7,471	7,308
Gold grade (g/t)	3.20	3.43	3.55	3.66
Gold production (ounces)	65,605	64,496	216,303	220,883
Production costs per tonne (C$)	$185	$182	$167	$157
Minesite costs per tonne (C$) [12]	$158	$147	$158	$151
Production costs per ounce	$1,420	$1,321	$1,163	$1,054
Total cash costs per ounce	$1,135	$972	$991	$937

Gold Production

•	Third Quarter of 2024 – Gold production at LaRonde increased when compared to the prior-year period primarily due to higher volumes of ore mined and milled at the LaRonde Zone 5 ("LZ5") mine, partially offset by lower gold grades as expected under the planned mining sequence

•	First Nine Months of 2024 – Gold production at LaRonde decreased when compared to the prior-year period due to lower gold grades and lower recovery, partially offset by higher volume of ore milled

Production Costs

•	Third Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles including re-handling costs and higher underground maintenance and service costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period for the same reasons as production costs per tonne and lower gold grades

•	First Nine Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to higher mill maintenance, underground maintenance and service costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to lower gold grades and higher production costs per tonne

Minesite and Total Cash Costs

•	Third Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above regarding the increase in production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for the increase in production costs per ounce

•	First Nine Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above regarding the increase in production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in production costs per ounce

12 Minesite costs per tonne is a non-GAAP measure that is not standardized under IFRS and is reported on a per tonne of ore milled basis. For a description of the composition and usefulness of this non-GAAP measure and a reconciliation to production costs see "Note Regarding Certain Measures of Performance" below.

Highlights

•	Planned shutdowns were completed in July for 17 days at the LaRonde mine for maintenance on the ore handling system and 11 days at the LaRonde mill. Both shutdowns were slightly longer than planned, which resulted in gold production lower than forecast in the quarter

•	Rehabilitation in the West mine area following a seismic event that occurred at the LaRonde mine on June 24, 2024 was completed in the third quarter of 2024. The lower production from the West mine as a result of the ongoing rehabilitation work was offset by higher production from the 11-3 Zone and LZ5, although at lower gold grades

•	The Company continued its automation initiatives at the LZ5 mine and has exceeded its automation target by 18% year-to-date. Approximately 1,740 tonnes per day ("tpd") were moved in the first nine months of the year through automated scoops and trucks, which contributed to the strong overall site performance at an average 3,450 tpd

•	The LZ5 processing facility was restarted in August 2024, providing milling flexibility at LaRonde, after being in care and maintenance since the third quarter of 2023. With all planned shutdowns completed in the third quarter of 2024 and the LZ5 mill restarted, LaRonde is well positioned for the fourth quarter of 2024

•	At the LaRonde mill, the focus remained on improving mill recoveries by optimizing the blending of ore from the LaRonde mine, 11-3 Zone, LZ5, Goldex and Akasaba West

Canadian Malartic – Solid Operating Performance; Underground Development At Odyssey Ahead of Plan

Canadian Malartic – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023*
Tonnes of ore milled (thousands of tonnes)	4,862	4,911	15,217	14,317
Tonnes of ore milled per day	52,848	53,380	55,536	52,443
Gold grade (g/t)	0.98	1.22	1.12	1.22
Gold production (ounces)	141,392	177,243	509,169	435,683
Production costs per tonne (C$)	$36	$34	$36	$36
Minesite costs per tonne (C$)	$41	$39	$41	$39
Production costs per ounce	$912	$708	$785	$750
Total cash costs per ounce	$1,025	$805	$906	$789

* Gold production reflects Agnico Eagle's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter. Tonnage of ore milled is reported on a 100% basis for both periods.

Gold Production

•	Third Quarter of 2024 – Gold production decreased when compared to the prior-year period due to lower grades as expected from the mining sequence combined with lower recovery and throughput

•	First Nine Months of 2024 – Gold production increased when compared to the prior-year period due to the increase in the Company's ownership percentage between periods from 50% to 100% as a result of the closing of the Yamana Transaction and higher throughput, partially offset by lower gold grades resulting from increased ore sourced from the low-grade stockpile

Production Costs

•	Third Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to a lower volume of ore milled and higher underground production costs with the ramp-up of operations at the Odyssey mine and higher royalty costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons for the increased production costs per tonne and fewer ounces of gold produced in the current period

•	First Nine Months of 2024 – Production costs per tonne remained the same as the prior-year period as the higher royalty costs and higher underground production costs with the ramp-up of operations at the Odyssey mine were offset by higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period primarily due lower gold grades in the current period

Minesite and Total Cash Costs

•	Third Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the milling of low-grade stockpiles including re-handling costs, higher royalty costs during the quarter and the lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the same factors that resulted in higher minesite costs per tonne and lower gold grades in the current period

•	First Nine Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the consumption of low-grade stockpiles including re-handling costs and higher royalty costs, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to the same factors that resulted in higher minesite costs per tonne and lower gold grades in the current period

Highlights

•	Gold production in the third quarter of 2024 was in line with the production estimates but lower than the second quarter of 2024 due to lower gold grade sequencing and lower throughput from a planned extended mill shutdown in September, which included advanced maintenance work on the tailings thickener drive assembly

•	At Odyssey South, total development during the quarter was ahead of plan at approximately 3,430 metres. The better-than-planned performance is largely due the increased use of tele-operated and automated equipment, including scoops, trucks, jumbos and cable bolters. Gold production was slightly under target at approximately 16,000 ounces of gold as a result of a delay in the mining sequence of higher-grade stopes

•	At the Canadian Malartic pit, the construction of the central berm was completed in July and in-pit tailings disposal began

•	An update on the Odyssey mine development, construction and exploration highlights is set out in the Update on Key Value Drivers and Pipeline Projects section above

Goldex – Achieved Target Milling Rate at Akasaba West

Goldex – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	739	756	2,264	2,215
Tonnes of ore milled per day	8,033	8,217	8,263	8,114
Gold grade (g/t)	1.51	1.69	1.59	1.72
Gold production (ounces)	30,334	35,880	98,472	107,619
Production costs per tonne (C$)	$63	$51	$60	$52
Minesite costs per tonne (C$)	$61	$52	$60	$52
Production costs per ounce	$1,130	$803	$1,021	$788
Total cash costs per ounce	$1,031	$822	$945	$802

Gold Production

•	Third Quarter of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades from increased ore sourced from Akasaba West and lower tonnes milled as a result of planned mill shutdowns at Goldex and LaRonde

•	First Nine Months of 2024 – Gold production decreased when compared to the prior-year period primarily due to lower gold grades from increased ore sourced from Akasaba West and lower recovery, partially offset by a higher volume of ore processed

Production Costs

•	Third Quarter and First Nine Months of 2024 – Production costs per tonne increased when compared to the prior-year periods primarily due to a lower stripping adjustment associated with Akasaba West, the timing of inventory sales and higher milling costs, partially offset by a build-up in stockpiles and lower volume of ore milled. Production costs per ounce increased when compared to the prior-year periods due to the same factors that resulted in higher production costs per tonne and lower gold grades

Minesite and Total Cash Costs

•	Third Quarter and First Nine Months of 2024 – Minesite costs per tonne increased when compared to the prior-year periods due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year periods due to the same reasons outlined above for the higher production costs per ounce

Highlights

•	At Akasaba West, through the ramp-up process, the target milling rate was exceeded in September 2024, which is expected to provide increased production flexibility to Goldex going forward

•	Production from the Deep 2 zone continued to ramp-up with the second stope mined during the quarter

ABITIBI REGION, ONTARIO

Detour Lake – Record Quarterly Tonnage Milled; Targeted Mill Throughput Rate Achieved

Detour Lake – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	7,082	5,630	20,376	18,827
Tonnes of ore milled per day	76,978	61,196	74,365	68,963
Gold grade (g/t)	0.85	0.93	0.84	0.88
Gold production (ounces)	173,891	152,762	492,889	483,971
Production costs per tonne (C$)	$24	$25	$25	$24
Minesite costs per tonne (C$)	$26	$25	$26	$26
Production costs per ounce	$731	$696	$770	$688
Total cash costs per ounce	$779	$755	$812	$752

Gold Production

•	Third Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput from a higher mill run-time than planned and optimized mill equipment, partially offset by lower gold grades from the mining sequence and lower recovery

•	First Nine Months of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput from a higher mill run-time than planned and optimized mill equipment, partially offset by lower gold grades and lower recovery, mainly due to abnormal chipping of grinding media affecting grinding efficiency

Production Costs

•	Third Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period mainly due to the higher volume of ore milled in the current period, partially offset by higher mining and milling costs as a result or higher throughput, higher royalty costs and the timing of inventory sales. Production costs per ounce increased when compared to the prior-year period due to the higher mining and milling costs as a result of higher throughput, higher royalty costs, the timing of inventory sales and lower gold grades

•	First Nine Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to higher milling costs as a result of lower grinding media efficiency in the SAG mill and higher mining and royalty costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same factors resulting in higher production costs per tonne and lower gold grades

Minesite and Total Cash Costs

•	Third Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to higher mining, milling and royalty costs, partially offset by the higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce

•	First Nine Months of 2024 – Minesite costs per tonne remained unchanged when compared to the prior-year period as the higher mining, milling and royalty costs were offset by the higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to a stable minesite costs per tonne combined with lower gold grades.

Highlights

•	In the third quarter of 2024, the mill set a record quarterly throughput rate of 76,978 tpd, ahead of the targeted rate of 76,700 tpd. This performance was largely due to a stable mill run-time at approximately 93.0%, the replacement of the defective grinding media in the SAG mill and the installation of a new ball mill discharge grizzly on line 2 during the planned mill shutdown completed in August. Other initiatives that are expected to continue improving mill throughput include the installation of a new ball mill discharge grizzly on line 1, a SAG discharge box upgrade (following the design at the Canadian Malartic mill) and installation of variable speed drive to the secondary crushers

•	Assembly and the commissioning of the new Komatsu rope shovel were completed in the third quarter of 2024. The new rope shovel is expected to add increased capacity required per the life of mine plan, replacing a diesel shovel of lower capacity. The addition of the new shovel, combined with higher truck availability and utilization, resulted in the highest daily tonnes mined from the open pit to-date in 2024

•	Metallurgical recovery improved in the third quarter of 2024 when compared to the second quarter of 2024 as a result of the successful replacement of the defective grinding media in the SAG mill. Recovery was slightly lower than expected in the quarter due to abnormal carbon breakage in the CIP circuit. To address this issue the Company replaced trash screens in the CIP circuit during the planned shutdown in August and cleaned the leach tanks

•	The expansion of the mine maintenance shop to support increased mining rates and a larger production fleet is ongoing. The new mining service facility is expected to be completed in 2025

•	An update on the underground project and exploration results is set out in the Update on Key Value Drivers and Pipeline Projects section above

Macassa – Strong Quarterly Gold Production; Transitioning Focus to Mill Optimization

Macassa – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	134	112	420	311
Tonnes of ore milled per day	1,457	1,217	1,533	1,139
Gold grade (g/t)	16.84	13.35	15.43	17.16
Gold production (ounces)	70,727	46,792	203,048	167,951
Production costs per tonne (C$)	$489	$435	$476	$488
Minesite costs per tonne (C$)	$539	$476	$502	$516
Production costs per ounce	$680	$766	$723	$669
Total cash costs per ounce	$750	$841	$763	$719

Gold Production

•	Third Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher gold grades as expected from the mine sequence and higher throughput, resulting from increased productivity from a larger workforce, new ventilation infrastructure and improved equipment availability as well as the addition of ore sourced from the Near Surface deposit

•	First Nine Months of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput, resulting from increased productivity from new ventilation infrastructure and improved equipment availability as well as the addition of ore sourced from the Near Surface deposit, partially offset by lower gold grades

Production Costs

•	Third Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period due to higher mining costs resulting from an increase in mining rate, partially offset by the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due to increased gold production in the current period, partially offset by higher mining costs resulting from an increase in mining rate

•	First Nine Months of 2024 – Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by higher mining costs. Production costs per ounce increased when compared to the prior-year period due to higher underground development and mining costs, partially offset by more ounces of gold produced in the current period

Minesite and Total Cash Costs

•	Third Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as for the higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons as for the lower production costs per ounce

•	First Nine Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as for the higher production costs per ounce

Highlights

•	In the third quarter of 2024, quarterly gold production at Macassa was the highest achieved since the merger between the Company and Kirkland Lake Gold Ltd. in February 2022. This performance reflects the productivity gains achieved at the mine and mill since the completion of #4 Shaft and the new ventilation infrastructure in 2023. The operational constraint has now shifted from the mine to the mill – with a continued focus on asset optimization, the Company is working on improving the ore grind size and load in the grinding circuit to further improve mill throughput

•	The higher gold production than forecast was also driven by higher gold grades in the quarter primarily due to better than expected ore extraction in priority production headings

•	Construction of the new paste plant was 70% complete as at September 30, 2024 and is on schedule for commissioning in the first half of 2025

•	Exploration drilling at Macassa during the third quarter totalled 45,500 metres (137,900 metres during the first nine months of 2024) with highlights at depth in the Macassa mine of: 31.8 g/t gold over 2.2 metres at 1,710 metres depth and 12.5 g/t gold over 2.0 metres at 1,713 metres depth in hole 57-1556 in the SMC West zone; 18.0 g/t gold over 1.9 metres at 1,855 metres depth in hole 58-1142 in the central area of the Main Break; and 19.5 g/t gold over 3.2 metres at 1,986 metres depth in hole 58-1290 in the eastern extension of the Main Break. The results show the potential for localized extensions of mineral resources. Step-out drilling into the shallow eastern extension of the AK deposit returned highlights of 7.7 g/t gold over 5.7 metres at 245 metres depth in hole KLAK-321 and 11.8 g/t gold over 1.9 metres at 251 metres depth in hole KLAK-339, confirming the potential for mineral resource addition down-plunge of current mineral resources

NUNAVUT

Meliadine – Completion of Mill Expansion Drives Record Quarterly Throughput

Meliadine – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	533	470	1,450	1,407
Tonnes of ore milled per day	5,793	5,109	5,292	5,154
Gold grade (g/t)	6.08	6.17	6.34	6.15
Gold production (ounces)	99,838	89,707	284,238	267,856
Production costs per tonne (C$)	$192	$254	$238	$237
Minesite costs per tonne (C$)	$226	$248	$241	$249
Production costs per ounce	$752	$994	$895	$930
Total cash costs per ounce	$889	$971	$908	$975

Gold Production

•	Third Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput as a result of the commissioning of the Phase 2 mill expansion, partially offset by lower gold grades as expected under the mining sequence

•	First Nine Months of 2024 – Gold production increased when compared to the prior-year period primarily due to higher gold grades as expected under the mining sequence and higher throughput

Production Costs

•	Third Quarter of 2024 – Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled in the current period and stockpile build-up in the current period compared to consumption of stockpiles in the prior-year period, partially offset by higher underground services and royalty costs. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs per tonne and more gold ounces produced in the current period

•	First Nine Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due higher underground services and royalty costs, partially offset by the build-up of stockpiles in the current period and the higher volume of ore milled in the current period. Production costs per ounce decreased in the current period due to more ounces of gold being produced in the current period, partially offset by the timing of inventory sales and higher underground services and royalty costs

Minesite and Total Cash Costs

•	Third Quarter of 2024 – Minesite costs per tonne decreased when compared to the prior-year period for the same reasons outlined above for production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period for the same reasons outlined above for the production costs per ounce

•	First Nine Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year period primarily due to the higher volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period for the same reasons outlined above for the production costs per ounce

Highlights

•	Gold production in the third quarter of 2024 was higher than planned as a result of record quarterly throughput driven by the completion of the Phase 2 mill expansion commissioning ahead of schedule. Throughput at the mill is expected to continue to ramp up to an average 6,000 tpd by year-end 2024

•	Record health and safety performance was achieved at the site since the start of its operations, with a combined injury frequency of zero for six consecutive months

•	During the first quarter of 2024, the Company submitted a proposal to the Nunavut Water Board to amend the current Type A Water license to include tailings, water and waste management infrastructure at the Pump, F-zone, Wesmeg and Discovery deposits. Public hearings were completed in September with the final recommendation expected in the fourth quarter of 2024. The Company expects permits to be received in the first quarter of 2025

Meliadine – Exploration Highlights

Exploration drilling at the Meliadine mine totalled 25,300 metres during the third quarter (79,600 metres during the first nine months of 2024) with three underground drill rigs and up to three surface drill rigs in operation. Building on the positive results of the first quarter, the exploration drilling program for 2024 was increased from 77,700 metres to a planned 103,700 metres. Work accelerated during the second and third quarters and primarily comprised of deep exploration and conversion drilling at the Tiriganiaq and Pump deposits, and infill drilling of inferred mineral resources at the Wesmeg North deposit.

The exploration drift at Tiriganiaq was extended by 289 metres to the west during the first nine months of 2024, providing additional drilling platforms to explore the lateral and depth extensions of the deposit.

Selected recent drill intercepts at the Tiriganiaq, Wesmeg North, Wesmeg and Pump deposits at the Meliadine mine are set out in the table and composite longitudinal section below.

Drill hole	Deposit	Lode / zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ML425-9204-D6	Tiriganiaq	1000	286.0	291.2	718	5.0	12.8	12.8
ML425-9323-D2	Tiriganiaq	1000	351.3	355.7	822	3.5	5.7	5.7
ML425-9323-D15	Tiriganiaq	1000	281.7	294.4	703	11.8	15.1	15.1
ML425-9323-D29B	Tiriganiaq	1000	285.4	291.5	698	5.9	11.4	11.4
ML425-9950-D26	Tiriganiaq	1000	466.3	472.5	852	5.2	30.5	30.5
M24-3936	Wesmeg North	922	160.0	164.2	162	3.8	24.0	20.4
M24-3938	Wesmeg North	940	197.8	202.6	174	4.7	17.3	8.3
M24-3947	Wesmeg North	946	136.2	147.0	155	9.1	7.4	7.4
M24-3948	Wesmeg North	922	186.4	191.6	196	4.5	45.0	23.7
M24-3992	Wesmeg North	911	163.0	166.0	108	2.9	24.3	20.2
ML375-9664-D20	Wesmeg North	966	12.9	19.6	356	5.0	15.6	9.3
and	Wesmeg North	945	132.2	140.7	465	6.8	8.7	8.7
ML400-8931-U10A	Wesmeg North	930	101.0	104.0	364	2.6	24.9	24.9
ML400-9970-D3	Wesmeg North	962	177.4	186.1	483	7.6	24.3	5.0
ML400-9970-D12	Wesmeg North	953	79.3	89.6	442	9.5	20.7	8.0
ML400-9970-D19	Wesmeg North	953	79.2	86.4	446	6.5	29.0	14.1
ML400-9970-D23	Wesmeg North	953	118.0	125.0	497	4.7	10.7	8.3
ML400-9970-D24	Wesmeg North	953	79.7	88.6	451	8.3	9.9	9.0
ML400-9970-D25	Wesmeg North	980	1.0	8.0	389	3.8	16.2	9.8
and	Wesmeg North	945	276.6	280.0	652	2.3	7.1	7.1
ML400-9970-D28	Wesmeg North	953	83.9	103.1	459	16.0	4.7	4.7
ML475-9228-D1	Wesmeg	510	315.0	318.8	737	2.8	8.0	8.0
ML475-9228-D13	Wesmeg	650	221.7	225.6	679	2.4	13.5	13.5
M24-3849	Pump	3230	392.6	396.0	343	3.1	6.9	6.9
and	Pump	3430	359.0	364.9	317	5.4	4.6	4.6
M24-3876	Pump	3430	366.5	371.5	318	4.6	8.6	8.6
M24-3879A	Pump	3525	422.5	427.8	369	5.1	7.7	7.7
and	Pump	3425	494.0	499.0	426	4.8	6.9	6.9
M24-3901A	Pump	3425	282.1	292.3	243	9.9	7.5	7.5

*Results from Meliadine use a capping factor ranging from 20 g/t to 90 g/t gold depending on the zone.

[Meliadine Mine – Plan Map and Composite Longitudinal Section]

At Tiriganiaq, exploration drilling into the western and eastern extensions of the lower central portion of the deposit produced highlights that included hole ML425-9950-D26 returning 30.5 g/t gold over 5.2 metres at 852 metres depth and 100 metres beyond current mineral resources; and hole ML425-9204-D6 returning 12.8 g/t gold over 5.0 metres at 718 metres depth and 40 metres beyond current mineral resources. Infill drilling at similar depths in the lower central portion was highlighted by hole ML425-9323-D15 returning 15.1 g/t gold over 11.8 metres at 703 metres depth; and hole ML425-9323-D29B returning 11.4 g/t gold over 5.9 metres at 698 metres depth.

These high-grade shoots in the 1000 lode system remain open laterally and down-plunge, demonstrating the potential for further expansion of mineral resources laterally and at depth.

During the fourth quarter of 2024, the Company plans to develop another 120 metres of the remaining 433 metres of exploration drift development at Tiriganiaq.

At Wesmeg North, infill drilling at depth into the high grade shoot in the central corridor was highlighted by hole ML400-9970-D19 returning 14.1 g/t gold over 6.5 metres at 446 metres depth; hole ML400-9970-D25 returning 9.8 g/t gold over 3.8 metres at 389 metres depth; hole ML400-9970-D12 returning 8.0 g/t gold over 9.5 metres at 442 metres depth; and hole ML400-9970-D24 returning 9.0 g/t gold over 8.3 metres at 451 metres depth.

At shallower depths within same high-grade corridor, highlights included: hole M24-3992 returning 20.2 g/t gold over 2.9 metres at 108 metres depth; hole M24-3936 returning 20.4 g/t gold over 3.8 metres at 162 metres depth; hole M24-3938 returning 8.3 g/t gold over 4.7 metres at 174 metres depth; hole M24-3947 returning 7.4 g/t gold over 9.1 metres at 155 metres depth; and hole M24-3948 returning 23.7 g/t gold over 4.5 metres at 196 metres depth.

These infill drilling results at Wesmeg North are of higher grade than historical drilling in these areas and are expected to have a positive impact on the mineral resource estimate at year-end 2024.

Exploration ramp development is expected to begin at the Wesmeg North and Wesmeg deposits towards the end of the fourth quarter of 2024. New drilling platforms are expected to be available in the second quarter of 2025 to explore Wesmeg North and Wesmeg to the east and at depth, where there is excellent potential for future mineral resources addition.

At the Pump deposit, located approximately one kilometre to the south of Wesmeg, highlights from 2024 include conversion hole M24-3901A returning 7.5 g/t gold over 9.9 metres at 243 metres depth, including 15.9 g/t gold over 2.7 metres at 240 metres depth; and exploration hole M24-3879A returning 7.7 g/t gold over 5.1 metres at 369 metres depth and 6.9 g/t gold over 4.8 metres at 426 metres depth. The results confirm and extend the Pump deposit at relatively shallow depths.

Meadowbank – Five Million Ounce Milestone Achieved; Strong Quarterly Gold Production Driven by Record Throughput

Meadowbank – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	1,083	1,077	3,144	2,905
Tonnes of ore milled per day	11,772	11,707	11,474	10,641
Gold grade (g/t)	4.19	3.76	4.21	3.82
Gold production (ounces)	133,502	116,555	387,695	322,440
Production costs per tonne (C$)	$145	$167	$152	$176
Minesite costs per tonne (C$)	$153	$178	$155	$177
Production costs per ounce	$867	$1,149	$910	$1,183
Total cash costs per ounce	$910	$1,225	$923	$1,173

Gold Production

•	Third Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher gold grades as expected under the mine sequence and higher recovery and throughput

•	First Nine Months of 2024 – Gold production increased when compared to the prior-year period primarily due to higher gold grades as expected under the mine sequence and higher throughput, as the comparative period was affected by unplanned downtime at the SAG mill and unplanned shutdowns due to caribou migration patterns

Production Costs

•	Third Quarter and First Nine Months of 2024 – Production costs per tonne decreased when compared to the prior-year periods due to a higher volume of ore milled. Production costs per ounce decreased when compared to the prior-year periods due to more ounces of gold being produced in the current period

Minesite and Total Cash Costs

•	Third Quarter and First Nine Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year periods due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year periods due to the same reasons outlined above for the lower production costs per ounce

Highlights

•	In September 2024, Meadowbank achieved the significant milestone of five million ounces of gold poured since the mine began production

•	Gold production was higher than forecast in the quarter due to strong overall operational performance, including the mill setting a record quarterly throughput at 11,772 tpd

•	Production from both open pit and underground operations was higher than forecast despite challenging weather conditions in September, which affected haulage productivity. The steady mine performance is a result of the productivity gains achieved through the full mining cycle and increased adherence and compliance to plan in 2024. Production also continues to benefit from positive reconciliation on ore tonnage

AUSTRALIA

Fosterville – Record Quarterly Ore Tonnes Mined and Strong Mill Performance

Fosterville – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	246	144	652	468
Tonnes of ore milled per day	2,674	1,565	2,380	1,714
Gold grade (g/t)	8.61	13.22	9.28	15.48
Gold production (ounces)	65,532	59,790	188,064	228,161
Production costs per tonne (A$)	$271	$291	$267	$322
Minesite costs per tonne (A$)	$261	$304	$264	$316
Production costs per ounce	$677	$461	$611	$438
Total cash costs per ounce	$651	$495	$602	$437

Gold Production

•	Third Quarter of 2024 – Gold production increased when compared to the prior-year period primarily due to higher throughput driven by strong operating performance, partially offset by the lower gold grades as the ultra-high grade Swan zone is depleting in line with schedules

•	First Nine Months of 2024 – Gold production decreased when compared to the prior-year period primarily due to the lower gold grades as discussed above, partially offset by higher throughput

Production Costs

•	Third Quarter and First Nine Months of 2024 – Production costs per tonne decreased when compared to the prior-year periods due to a higher volume of ore mined and milled, partially offset by higher mining costs associated with the extra volume, higher royalty costs and the build-up of stockpiles. Production costs per ounce increased when compared to the prior-year periods due to lower gold grades in the period

Minesite and Total Cash Costs

•	Third Quarter and First Nine Months of 2024 – Minesite costs per tonne decreased when compared to the prior-year periods due to a higher volume of ore mined and milled, partially offset by higher mining costs associated with the extra volume and higher royalty costs. Total cash costs per ounce increased when compared to the prior-year periods due to lower gold grades as expected, partially offset by lower minesite costs per tonne

Highlights

•	In the third quarter of 2024, Fosterville set a quarterly record for ore mined for the second consecutive quarter at approximately 246,000 tonnes, driven by higher than planned development in ore at Robbins Hill and Phoenix. Fosterville also set a monthly record in ore tonnes trucked at 90,000 tonnes in September. The Company continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs as gold grades continue to decline with the depletion of the Swan zone

•	The Company is currently advancing an upgrade of the primary ventilation system to sustain the mining rate in the Lower Phoenix zones in future years. In the third quarter of 2024, the Company completed the excavation of the ventilation raises and the project is progressing as planned at approximately 75% completion. The Company expects the project to be completed by early 2025

•	Exploration drilling at Fosterville totalled 16,700 metres during the third quarter of 2024 (57,100 metres during the first nine months of 2024) with work focused on the extensions of mineral reserves and mineral resources at the Lower Phoenix and Robbins Hill areas. At Robbins Hill, drilling targeted the southern extension of the Curie structure and intersected moderate-grade gold mineralization approximately 600 metres south of current mineral resources and close to existing ramp infrastructure, with highlights including hole UDR062 returning 5.2 g/t gold over 7.7 metres at 705 metres depth and hole UDR063 returning 3.0 g/t gold over 10.7 metres at 613 metres depth. In the Lower Phoenix area, drilling intersected high-grade results in the Cardinal structure approximately 100 metres down-plunge of the current mineral reserves, with highlights including: hole UDH4999A returning 72.8 g/t gold over 5.7 metres with visible gold at 1,785 metres depth, including 1,383.2 g/t over 0.28 metres at 1,787 metres depth; and hole UDH4996 returning 6.8 g/t gold over 3.2 metres at 1,764 metres depth in potentially the upper margin of the plunging Cardinal visible-gold trend

FINLAND

Kittila – Mill Recovery Improved Quarter-over-Quarter; Continuous Improvement Program Yields Initial Positive Results

Kittila – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	544	527	1,550	1,440
Tonnes of ore milled per day	5,913	5,728	5,657	5,275
Gold grade (g/t)	3.94	4.20	4.10	4.45
Gold production (ounces)	56,715	59,408	166,967	173,230
Production costs per tonne (EUR)	€100	€101	€105	€100
Minesite costs per tonne (EUR)	€96	€99	€103	€100
Production costs per ounce	$1,057	$986	$1,057	$896
Total cash costs per ounce	$1,010	$930	$1,033	$875

Gold Production

•	Third Quarter and First Nine Months of 2024 – Gold production decreased when compared to the prior-year periods primarily due to lower gold grades, partially offset by higher throughput

Production Costs

•	Third Quarter of 2024 – Production costs per tonne decreased slightly when compared to the prior-year period primarily due to a higher volume of ore milled in the current period, partially offset by higher underground mining, development and maintenance costs, higher royalty costs and the strengthening of the Euro relative to the US dollar between periods. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer ounces of gold being produced in the current period

•	First Nine Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles, timing of inventory sales, higher underground mining and maintenance costs and higher royalty costs, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne and fewer ounces of gold being produced in the current period

Minesite and Total Cash Costs

•	Third Quarter of 2024 – Minesite costs per tonne decreased when compared to the prior-year period mainly due to the higher volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce

•	First Nine Months of 2024 – Minesite costs per tonne increased when compared to the prior year period primarily due to the same reasons outlined above for production costs per tonne. Total cash costs per ounce increased when compared to the prior year period due to the same reasons as the higher production costs per ounce

Highlights

•	In the third quarter of 2024, Kittila set a record quarterly performance in health and safety

•	Gold production was lower than planned in the third quarter of 2024 due to lower grades due to adjustments to the mining sequence and lower recovery from higher carbon and sulphur content in the ore. Various recovery improvement actions were implemented during the quarter, resulting in an improvement in recovery rates compared to the prior quarter. In addition, the Company continues to optimize the ore blend to improve metallurgical recovery

•	Continuous improvement efforts, initiated in the second quarter of 2024 and focused on mine productivity, yielded initial positive results, including approximately 20% improvement in advance development rate

•	A 10-day planned shutdown for the autoclave and other mill maintenance is planned in the fourth quarter of 2024. The maintenance cycle for the autoclave is eight months, with the previous shutdown completed in February 2024

MEXICO

Pinos Altos – Solid Open Pit and Mill Performance Supports Gold Production

Pinos Altos – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	446	450	1,326	1,215
Tonnes of ore milled per day	4,848	4,891	4,839	4,451
Gold grade (g/t)	1.58	1.84	1.72	1.92
Gold production (ounces)	21,371	25,386	69,850	71,679
Production costs per tonne	$104	$89	$93	$89
Minesite costs per tonne	$96	$85	$94	$88
Production costs per ounce	$2,174	$1,581	$1,761	$1,504
Total cash costs per ounce	$1,531	$1,310	$1,426	$1,236

Gold Production

•	Third Quarter and First Nine Months of 2024 – Gold production decreased when compared to the prior-year periods primarily due to lower gold grades as expected under the mining sequence

Production Costs

•	Third Quarter of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to the timing of inventory sales and higher underground development and maintenance costs. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for production costs per tonne and fewer ounces of gold produced in the current period

•	First Nine Months of 2024 – Production costs per tonne increased when compared to the prior-year period primarily due to higher underground development and services costs, higher milling costs and a lower deferred stripping ratio, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne and fewer ounces of gold produced in the period

Minesite and Total Cash Costs

•	Third Quarter of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above that resulted in higher production costs per ounce

•	First Nine Months of 2024 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce

La India – Residual Leaching to Continue Through Year-End 2024; Site Transitioning to Closure Phase Beginning in the Fourth Quarter of 2024

La India – Operating Statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Tonnes of ore milled (thousands of tonnes)	—	970	—	2,510
Tonnes of ore milled per day	—	10,543	—	9,194
Gold grade (g/t)	—	1.10	—	0.86
Gold production (ounces)	4,529	22,269	21,190	56,423
Production costs per tonne	$—	$29	$—	$29
Minesite costs per tonne	$—	$27	$—	$29
Production costs per ounce	$2,300	$1,271	$1,861	$1,277
Total cash costs per ounce	$2,872	$1,156	$1,963	$1,272

Gold Production

•	Third Quarter and First Nine Months of 2024 – Gold production decreased when compared to the prior-year periods due to ceasing of mining operations at La India in the fourth quarter of 2023. Gold production in the current periods came only from residual leaching

Costs

•	Third Quarter and First Nine Months of 2024 – Production costs per ounce increased when compared to the prior-year periods driven primarily by the cessation of mining activities, partially offset by the strengthening of the Mexican Peso relative to the U.S. dollar between periods

•	Third Quarter and First Nine Months of 2024 – Total cash costs per ounce increased when compared to the prior-year periods primarily due to fewer ounces of gold produced in the period

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

About this News Release

Unless otherwise stated, references to "LaRonde", "Canadian Malartic", "Meadowbank" and "Goldex" are to the Company's operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mill and processing operations at the LaRonde mine and the LaRonde Zone 5 mine. The Canadian Malartic complex consists of the mill and processing operations at the Canadian Malartic mine and the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mill and processing operations at the Goldex mine and the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.

When used in this news release, the terms "including" and "such as" mean including and such as, without limitation.

The information contained on any website linked to or referred to herein (including the Company's website) is not part of this news release.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures and ratios, including "total cash costs per ounce", "minesite costs per tonne", "all-in sustaining costs per ounce" (or "AISC per ounce"), "adjusted net income", "adjusted net income per share", "cash provided by operating activities before changes in non-cash working capital balances", "cash provided by operating activities before changes in non-cash working capital balances per share", "EBITDA" which means earnings before interest, taxes, depreciation and amortization, "adjusted EBITDA", "free cash flow", "free cash flow before changes in non-cash working capital balances", "operating margin", "sustaining capital expenditures", "development capital expenditures" and "net debt", as well as, for certain of these measures their related per share ratios that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers and should be considered together with other data prepared in accordance with IFRS. See below for a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS.

Total cash costs per ounce and minesite costs per tonne

Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company's operations, the calculations of total cash costs per ounce for Canadian Malartic has been adjusted for the purchase price allocation in the comparative period data. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.

The following tables set out a reconciliation of total cash costs per ounce and minesite costs per tonne to production costs, exclusive of amortization, for the three and nine months ended September 30, 2024 and September 30, 2023, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
Quebec
LaRonde mine	$74,244	$66,477	$193,482	$170,153
LaRonde zone 5 mine	18,916	18,715	58,059	62,702
LaRonde complex	93,160	85,192	251,541	232,855
Canadian Malartic(i)	128,984	125,455	399,893	326,936
Goldex	34,265	28,805	100,531	84,800
Ontario
Detour Lake	127,159	106,396	379,366	333,214
Macassa	48,086	35,864	146,763	112,368
Nunavut
Meliadine	75,099	89,210	254,463	249,221
Meadowbank	115,705	133,919	352,881	381,411
Australia
Fosterville	44,346	27,539	114,824	99,969
Europe
Kittila	59,968	58,569	176,535	155,200
Mexico
Pinos Altos	46,464	40,147	122,980	107,778
La India	10,417	28,315	39,445	72,056
Production costs per the condensed interim consolidated statements of income	$783,653	$759,411	$2,339,222	$2,155,808

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		47,313		49,303		161,388		167,471
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$74,244	$1,569	$66,477	$1,348	$193,482	$1,199	$170,153	$1,016
Inventory adjustments(ii)	(14,425)	(305)	(16,200)	(328)	(12,892)	(80)	(2,666)	(16)
Realized gains and losses on hedges of production costs	246	5	317	6	616	4	2,165	13
Other adjustments(v)	1,015	22	4,178	85	9,235	57	14,081	84
Total cash costs (co-product basis)	$61,080	$1,291	$54,772	$1,111	$190,441	$1,180	$183,733	$1,097
By-product metal revenues	(10,097)	(213)	(11,627)	(236)	(39,703)	(246)	(41,316)	(247)
Total cash costs (by-product basis)	$50,983	$1,078	$43,145	$875	$150,738	$934	$142,417	$850

LaRonde mine	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				355				365				1,149				1,101
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$74,244		$209		$66,477		$182		$193,482		$168		$170,153		$155
Production costs (C$)	C$	101,221	C$	285	C$	89,228	C$	244	C$	262,638	C$	229	C$	228,662	C$	208
Inventory adjustments (C$)(iii)		(18,800)		(53)		(19,881)		(54)		(16,069)		(14)		(1,455)		(1)
Other adjustments (C$)(v)		(4,419)		(12)		(2,752)		(8)		(8,019)		(7)		(9,195)		(9)
Minesite costs (C$)	C$	78,002	C$	220	C$	66,595	C$	182	C$	238,550	C$	208	C$	218,012	C$	198

LaRonde zone 5 mine	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		18,292		15,193		54,915		53,412
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$18,916	$1,034	$18,715	$1,232	$58,059	$1,057	$62,702	$1,174
Inventory adjustments(ii)	3,752	205	134	9	3,820	70	(127)	(2)
Realized gains and losses on hedges of production costs	86	5	106	7	215	4	722	13
Other adjustments(v)	1,030	56	753	49	2,396	43	1,864	35
Total cash costs (co-product basis)	$23,784	$1,300	$19,708	$1,297	$64,490	$1,174	$65,161	$1,220
By-product metal revenues	(274)	(15)	(152)	(10)	(772)	(14)	(698)	(13)
Total cash costs (by-product basis)	$23,510	$1,285	$19,556	$1,287	$63,718	$1,160	$64,463	$1,207

LaRonde zone 5 mine	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				332				262				898				894
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$18,916		$57		$18,715		$71		$58,059		$65		$62,702		$70
Production costs (C$)	C$	25,740	C$	78	C$	25,082	C$	96	C$	78,984	C$	88	C$	84,347	C$	94
Inventory adjustments (C$)(iii)		5,072		15		234		—		5,192		6		(175)		—
Minesite costs (C$)	C$	30,812	C$	93	C$	25,316	C$	96	C$	84,176	C$	94	C$	84,172	C$	94

LaRonde complex	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		65,605		64,496		216,303		220,883
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$93,160	$1,420	$85,192	$1,321	$251,541	$1,163	$232,855	$1,054
Inventory adjustments(ii)	(10,673)	(162)	(16,066)	(249)	(9,072)	(42)	(2,793)	(13)
Realized gains and losses on hedges of production costs	332	5	423	7	831	4	2,887	13
Other adjustments(v)	2,045	31	4,931	76	11,631	54	15,945	73
Total cash costs (co-product basis)	$84,864	$1,294	$74,480	$1,155	$254,931	$1,179	$248,894	$1,127
By-product metal revenues	(10,371)	(159)	(11,779)	(183)	(40,475)	(188)	(42,014)	(190)
Total cash costs (by-product basis)	$74,493	$1,135	$62,701	$972	$214,456	$991	$206,880	$937

LaRonde complex	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023
Tonnes of ore milled (thousands)				687				627				2,047				1,995
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$93,160		$136		$85,192		$136		$251,541		$123		$232,855		$117
Production costs (C$)	C$	126,961	C$	185	C$	114,310	C$	182	C$	341,622	C$	167	C$	313,009	C$	157
Inventory adjustments (C$)(iii)		(13,728)		(20)		(19,647)		(31)		(10,877)		(5)		(1,630)		(1)
Other adjustments (C$)(v)		(4,419)		(7)		(2,752)		(4)		(8,019)		(4)		(9,195)		(5)
Minesite costs (C$)	C$	108,814	C$	158	C$	91,911	C$	147	C$	322,726	C$	158	C$	302,184	C$	151

Canadian Malartic	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)(i)	2024		2023		2024		2023
Gold production (ounces)		141,392		177,243		509,169		435,683
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$128,984	$912	$125,455	$708	$399,893	$785	$326,936	$750
Inventory adjustments(ii)	(2,590)	(18)	6,994	39	7,076	14	7,532	17
Realized gains and losses on hedges of production costs	997	7	—	—	2,037	4	—	—
Purchase price allocation to inventory(iv)	—	—	(3,626)	(20)	—	—	(26,447)	(61)
In-kind royalties and other adjustments(v)	19,269	136	15,414	87	58,292	115	40,631	94
Total cash costs (co-product basis)	$146,660	$1,037	$144,237	$814	$467,298	$918	$348,652	$800
By-product metal revenues	(1,777)	(12)	(1,551)	(9)	(5,945)	(12)	(4,758)	(11)
Total cash costs (by-product basis)	$144,883	$1,025	$142,686	$805	$461,353	$906	$343,894	$789

Canadian Malartic	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)(i)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				4,862				4,911				15,217				12,055
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$128,984		$27		$125,455		$26		$399,893		$26		$326,936		$27
Production costs (C$)	C$	175,462	C$	36	C$	168,339	C$	34	C$	543,010	C$	36	C$	440,001	C$	36
Inventory adjustments (C$)(iii)		(3,655)		(1)		9,569		2		9,830		—		10,820		1
Purchase price allocation to inventory (C$)(iv)		—		—		(3,904)		(1)		—		—		(34,555)		(3)
In-kind royalties and other adjustments (C$)(v)		25,677		6		20,081		4		78,244		5		53,505		5
Minesite costs (C$)	C$	197,484	C$	41	C$	194,085	C$	39	C$	631,084	C$	41	C$	469,771	C$	39

Goldex	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		30,334		35,880		98,472		107,619
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$34,265	$1,130	$28,805	$803	$100,531	$1,021	$84,800	$788
Inventory adjustments(ii)	(1,161)	(39)	439	12	(482)	(5)	(16)	—
Realized gains and losses on hedges of production costs	148	5	207	6	369	4	1,419	13
Other adjustments(v)	762	25	47	1	1,959	20	149	1
Total cash costs (co-product basis)	$34,014	$1,121	$29,498	$822	$102,377	$1,040	$86,352	$802
By-product metal revenues	(2,743)	(90)	(13)	—	(9,359)	(95)	(38)	—
Total cash costs (by-product basis)	$31,271	$1,031	$29,485	$822	$93,018	$945	$86,314	$802

Goldex	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				739				756				2,264				2,215
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$34,265		$46		$28,805		$38		$100,531		$44		$84,800		$38
Production costs (C$)	C$	46,696	C$	63	C$	38,656	C$	51	C$	136,615	C$	60	C$	114,142	C$	52
Inventory adjustments (C$)(iii)		(1,619)		(2)		625		1		(580)		—		(35)		—
Minesite costs (C$)	C$	45,077	C$	61	C$	39,281	C$	52	C$	136,035	C$	60	C$	114,107	C$	52

Detour Lake	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		173,891		152,762		492,889		483,971
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$127,159	$731	$106,396	$696	$379,366	$770	$333,214	$688
Inventory adjustments(ii)	(2,726)	(16)	3,705	24	(7,295)	(15)	3,537	7
Realized gains and losses on hedges of production costs	1,247	7	(1,530)	(10)	2,394	5	4,565	10
In-kind royalties and other adjustments(v)	10,726	62	7,063	47	27,593	56	24,048	50
Total cash costs (co-product basis)	$136,406	$784	$115,634	$757	$402,058	$816	$365,364	$755
By-product metal revenues	(757)	(5)	(288)	(2)	(2,003)	(4)	(1,475)	(3)
Total cash costs (by-product basis)	$135,649	$779	$115,346	$755	$400,055	$812	$363,889	$752

Detour Lake	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				7,082				5,630				20,376				18,827
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$127,159		$18		$106,396		$19		$379,366		$19		$333,214		$18
Production costs (C$)	C$	172,973	C$	24	C$	142,461	C$	25	C$	515,371	C$	25	C$	448,014	C$	24
Inventory adjustments (C$)(iii)		(3,935)		—		(8,125)		(1)		(9,622)		—		4,747		—
In-kind royalties and other adjustments (C$)(v)		11,914		2		8,339		1		30,538		1		28,485		2
Minesite costs (C$)	C$	180,952		C$ 26		C$ 142,675		C$ 25		C$ 536,287		C$ 26		C$ 481,246		C$ 26

Macassa	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		70,727		46,792		203,048		167,951
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$48,086	$680	$35,864	$766	$146,763	$723	$112,368	$669
Inventory adjustments(ii)	2,568	36	1,870	40	1,038	5	397	2
Realized gains and losses on hedges of production costs	304	4	334	7	759	4	2,283	14
In-kind royalties and other adjustments(v)	2,563	37	1,376	30	7,076	34	6,133	37
Total cash costs (co-product basis)	$53,521	$757	$39,444	$843	$155,636	$766	$121,181	$722
By-product metal revenues	(442)	(7)	(107)	(2)	(662)	(3)	(483)	(3)
Total cash costs (by-product basis)	$53,079	$750	$39,337	$841	$154,974	$763	$120,698	$719

Macassa	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				134				112				420				311
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$48,086		$359		$35,864		$320		$146,763		$349		$112,368		$361
Production costs (C$)	C$	65,489	C$	489	C$	48,508	C$	435	C$	199,917	C$	476	C$	151,744	C$	488
Inventory adjustments (C$)(iii)		3,408		25		2,834		25		1,468		4		758		2
In-kind royalties and other adjustments (C$)(v)		3,348		25		1,754		16		9,301		22		8,045		26
Minesite costs (C$)	C$	72,245	C$	539	C$	53,096	C$	476	C$	210,686	C$	502	C$	160,547	C$	516

Meliadine	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		99,838		89,707		284,238		267,856
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$75,099	$752	$89,210	$994	$254,463	$895	$249,221	$930
Inventory adjustments(ii)	13,212	132	(2,334)	(26)	2,457	9	12,518	47
Realized gains and losses on hedges of production costs	505	5	299	3	1,612	6	(64)	—
Other adjustments(v)	65	1	59	1	100	—	46	—
Total cash costs (co-product basis)	$88,881	$890	$87,234	$972	$258,632	$910	$261,721	$977
By-product metal revenues	(135)	(1)	(138)	(1)	(650)	(2)	(477)	(2)
Total cash costs (by-product basis)	$88,746	$889	$87,096	$971	$257,982	$908	$261,244	$975

Meliadine	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				533				470				1,450				1,407
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$75,099		$141		$89,210		$190		$254,463		$176		$249,221		$177
Production costs (C$)	C$	102,391	C$	192	C$	119,181	C$	254	C$	345,186	C$	238	C$	333,896	C$	237
Inventory adjustments (C$)(iii)		17,937		34		(2,555)		(6)		3,724		3		17,051		12
Minesite costs (C$)	C$	120,328	C$	226	C$	116,626	C$	248	C$	348,910	C$	241	C$	350,947	C$	249

Meadowbank	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		133,502		116,555		387,695		322,440
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$115,705	$867	$133,919	$1,149	$352,881	$910	$381,411	$1,183
Inventory adjustments(ii)	6,117	46	9,165	78	5,412	14	2,463	8
Realized gains and losses on hedges of production costs	681	5	115	1	2,502	6	(3,502)	(11)
Other adjustments(v)	(1)	—	101	1	(46)	—	50	—
Total cash costs (co-product basis)	$122,502	$918	$143,300	$1,229	$360,749	$930	$380,422	$1,180
By-product metal revenues	(978)	(8)	(573)	(4)	(2,952)	(7)	(2,121)	(7)
Total cash costs (by-product basis)	$121,524	$910	$142,727	$1,225	$357,797	$923	$378,301	$1,173

Meadowbank	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				1,083				1,077				3,144				2,905
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$115,705		$107		$133,919		$124		$352,881		$112		$381,411		$131
Production costs (C$)	C$	157,247	C$	145	C$	179,597	C$	167	C$	478,366	C$	152	C$	509,982	C$	176
Inventory adjustments (C$)(iii)		8,236		8		12,457		11		7,470		3		3,599		1
Minesite costs (C$)	C$	165,483	C$	153	C$	192,054	C$	178	C$	485,836	C$	155	C$	513,581	C$	177

Fosterville	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		65,532		59,790		188,064		228,161
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$44,346	$677	$27,539	$461	$114,824	$611	$99,969	$438
Inventory adjustments(ii)	(1,523)	(23)	1,093	18	(1,277)	(7)	(1,792)	(8)
Realized gains and losses on hedges of production costs	(80)	(1)	1,101	18	6	—	1,778	8
Other adjustments(v)	23	—	7	—	52	—	46	—
Total cash costs (co-product basis)	$42,766	$653	$29,740	$497	$113,605	$604	$100,001	$438
By-product metal revenues	(135)	(2)	(119)	(2)	(462)	(2)	(397)	(1)
Total cash costs (by-product basis)	$42,631	$651	$29,621	$495	$113,143	$602	$99,604	$437

Fosterville	Three Months Ended September 30,								Nine Months Ended September 30,
(per tonne)	2024				2023				2024				2023
Tonnes of ore milled (thousands)				246				144				652				468
		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$44,346		$180		$27,539		$191		$114,824		$176		$99,969		$214
Production costs (A$)	A$	66,587	A$	271	A$	42,194	A$	291	A$	173,962	A$	267	A$	150,656	A$	322
Inventory adjustments (A$)(ii)		(2,406)		(10)		1,818		13		(2,041)		(3)		(2,539)		(6)
Minesite costs (A$)	A$	64,181	A$	261	A$	44,012	A$	304	A$	171,921	A$	264	A$	148,117	A$	316

Kittila	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		56,715		59,408		166,967		173,230
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$59,968	$1,057	$58,569	$986	$176,535	$1,057	$155,200	$896
Inventory adjustments(ii)	(2,410)	(42)	(2,439)	(41)	(3,554)	(21)	305	2
Realized gains and losses on hedges of production costs	(157)	(3)	(788)	(13)	(138)	(1)	(2,346)	(14)
Other adjustments(v)	(41)	(1)	(20)	(1)	(161)	(1)	(1,293)	(7)
Total cash costs (co-product basis)	$57,360	$1,011	$55,322	$931	$172,682	$1,034	$151,866	$877
By-product metal revenues	(102)	(1)	(51)	(1)	(289)	(1)	(213)	(2)
Total cash costs (by-product basis)	$57,258	$1,010	$55,271	$930	$172,393	$1,033	$151,653	$875

Kittila	Three Months Ended September 30,				Nine Months Ended September 30,
(per tonne)	2024		2023		2024		2023
Tonnes of ore milled (thousands)		544		527		1,550		1,440
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$59,968	$110	$58,569	$111	$176,535	$114	$155,200	$108
Production costs (€)	€54,519	€100	€53,071	€101	€162,375	€105	€144,073	€100
Inventory adjustments (€)(iii)	(2,469)	(4)	(960)	(2)	(3,354)	(2)	(128)	—
Minesite costs (€)	€52,050	€96	€52,111	€99	€159,021	€103	€143,945	€100

Pinos Altos	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		21,371		25,386		69,850		71,679
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$46,464	$2,174	$40,147	$1,581	$122,980	$1,761	$107,778	$1,504
Inventory adjustments(ii)	(3,548)	(166)	1,225	48	2,235	32	1,738	24
Realized gains and losses on hedges of production costs	—	—	(922)	(36)	—	—	(2,065)	(29)
Other adjustments(v)	317	15	324	13	980	14	902	13
Total cash costs (co-product basis)	$43,233	$2,023	$40,774	$1,606	$126,195	$1,807	$108,353	$1,512
By-product metal revenues	(10,517)	(492)	(7,527)	(296)	(26,556)	(381)	(19,754)	(276)
Total cash costs (by-product basis)	$32,716	$1,531	$33,247	$1,310	$99,639	$1,426	$88,599	$1,236

Pinos Altos	Three Months Ended September 30,				Nine Months Ended September 30,
(per tonne)	2024		2023		2024		2023
Tonnes of ore milled (thousands)		446		450		1,326		1,215
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$46,464	$104	$40,147	$89	$122,980	$93	$107,778	$89
Inventory adjustments(iii)	(3,548)	(8)	(1,984)	(4)	2,235	1	(327)	(1)
Minesite costs	$42,916	$96	$38,163	$85	$125,215	$94	$107,451	$88

La India	Three Months Ended September 30,				Nine Months Ended September 30,
(per ounce)	2024		2023		2024		2023
Gold production (ounces)		4,529		22,269		21,190		56,423
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$10,417	$2,300	$28,315	$1,271	$39,445	$1,861	$72,056	$1,277
Inventory adjustments(ii)	2,633	582	(2,319)	(103)	2,780	131	447	8
Other adjustments(v)	91	20	139	6	355	17	402	7
Total cash costs (co-product basis)	$13,141	$2,902	$26,135	$1,174	$42,580	$2,009	$72,905	$1,292
By-product metal revenues	(133)	(30)	(395)	(18)	(991)	(46)	(1,117)	(20)
Total cash costs (by-product basis)	$13,008	$2,872	$25,740	$1,156	$41,589	$1,963	$71,788	$1,272

La India	Three Months Ended September 30,				Nine Months Ended September 30,
(per tonne)(vi)	2024		2023		2024		2023
Tonnes of ore milled (thousands)		—		970		—		2,510
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$10,417	$—	$28,315	$29	$39,445	$—	$72,056	$29
Inventory adjustments(iii)	(10,417)	—	(2,319)	(2)	(39,445)	—	447	—
Minesite costs	$—	$—	$25,996	$27	$—	$—	$72,503	$29

Notes:

(i) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter, following the closing of the Yamana Transaction.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(iv) On March 31, 2023, the Company closed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation.

(v) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa and smelting, refining, and marketing charges to production costs.

(vi) La India's cost calculations per tonne for the three and nine months ended September 30, 2024 excludes approximately $10.4 and $39.4 million of production costs incurred during the period, respectively, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in sustaining costs per ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see "Total cash costs per ounce" for a discussion of regarding the Company's use of by-product basis reporting).

Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council ("WGC") in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce for the three and nine months ended September 30, 2024 and September 30, 2023, on both a by-product basis (deducting by-product metals revenue from production costs) and co-product basis (without deducting by-product metal revenues).

	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce, except where noted)	2024	2023	2024	2023
Production costs per the consolidated statements of income (thousands of United States dollars)	$783,653	$759,411	$2,339,222	$2,155,808
Gold production (ounces)	863,445	850,429	2,637,935	2,536,445
Production costs per ounce	$908	$893	$887	$850
Adjustments:
Inventory adjustments(i)	—	2	—	10
Purchase price allocation to inventory(ii)	—	(4)	—	(10)
Realized gains and losses on hedges of production costs	5	(1)	4	2
Other(iii)	40	34	40	33
Total cash costs per ounce (co-product basis)	$953	$924	$931	$885
By-product metal revenues	(32)	(26)	(34)	(28)
Total cash costs per ounce (by-product basis)	$921	$898	$897	$857
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	292	248	244	234
General and administrative expenses (including stock option expense)	56	45	55	53
Non-cash reclamation provision and sustaining leases(iv)	17	19	18	18
All-in sustaining costs per ounce (by-product basis)	$1,286	$1,210	$1,214	$1,162
By-product metal revenues	32	26	34	28
All-in sustaining costs per ounce (co-product basis)	$1,318	$1,236	$1,248	$1,190

Notes:

(i)  Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)  On March 31, 2023, the Company closed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory at Canadian Malartic as part of the purchase price allocation.

(iii)  Other adjustments consist of in-kind royalties, smelting, refining and marketing charges to production costs.

(iv)  Sustaining leases are lease payments related to sustaining assets.

Adjusted net income and adjusted net income per share

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals and retroactive payments and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding at the end of the period on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

The following tables set out a reconciliation of net income per the condensed interim consolidated statements of income to adjusted net income for the three and nine months ended September 30, 2024, and September 30, 2023.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period - basic	$567,118	$174,803	$1,386,326	$2,315,364
Dilutive impact of cash settling LTIP	—	(1,915)	—	(4,831)
Net income for the period - diluted	$567,118	$172,888	$1,386,326	$2,310,533
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Realized and unrealized (gain) loss on derivative financial instruments	(17,153)	34,010	48,390	1,038
Transaction costs related to acquisitions	—	4,591	—	21,503
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	6,294	1,890	11,201	(87)
Net loss on disposal of property, plant and equipment	5,420	5,491	25,786	9,092
Purchase price allocation to inventory	—	3,656	—	26,477
Other(ii)	—	3,262	13,215	3,262
Income and mining taxes adjustments(iii)	7,462	(5,070)	1,146	(24,293)
Adjusted net income for the period - basic	$572,577	$216,141	$1,485,316	$806,684
Adjusted net income for the period - diluted	$572,577	$214,226	$1,485,316	$801,853

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the current period.

(iii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.

Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals and retroactive payments.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.

The following tables set out a reconciliation of net income per the condensed interim consolidated statements of income to EBITDA and adjusted EBITDA for the three and nine months ended September 30, 2024, and September 30, 2023.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Finance costs	28,527	35,704	99,265	94,989
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
Income and mining tax expense	272,672	90,412	652,718	356,638
EBITDA	1,258,562	722,010	3,264,168	3,878,355
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Realized and unrealized (gain) loss on derivative financial instruments	(17,153)	34,010	48,390	1,038
Transaction costs related to acquisitions	—	4,591	—	21,503
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	6,294	1,890	11,201	(87)
Net loss on disposal of property, plant and equipment	5,420	5,491	25,786	9,092
Purchase price allocation to inventory	—	3,656	—	26,477
Other(ii)	—	3,262	13,215	3,262
Adjusted EBITDA	$1,256,559	$768,418	$3,362,012	$2,393,968

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii) Other adjustments relate to retroactive payments that management considers not reflective of the Company's underlying performance in the current period.

Cash provided by operating activities before changes in non-cash working capital balances and cash provided by operating activities before changes in non-cash working capital balances per share

Cash provided by operating activities before changes in non-cash working capital balances and cash provided by operating activities before changes in non-cash working capital balances per share are calculated by adjusting the cash provided by operating activities as shown in the condensed interim consolidated statements of cash flows for the effects of changes in non-cash working capital balances such as income taxes, inventories, other current assets, accounts payable and accrued liabilities and interest payable. The per share amount is calculated by dividing cash provided by operating activities before changes in non-cash working capital balances by the weighted average number of shares outstanding at the end of the period on a basic basis. The Company believes that changes in working capital can be volatile due to numerous factors, including the timing of payments. Management uses these measures to, and believes they are useful to investors so they can, assess the underlying operating cash flow performance and future operating cash flow generating capabilities of the Company in conjunction with other data prepared in accordance with IFRS. A reconciliation of these measures to the nearest IFRS measure is provided below.

Free cash flow and free cash flow before changes in non-cash working capital balances

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

The following tables set out a reconciliation of cash provided by operating activities per the condensed interim consolidated statements of cash flows to free cash flow and free cash flow before changes in non-cash working capital balances and to cash provided by operating activities before changes in non-cash working capital balances for the three and nine months ended September 30, 2024, and September 30, 2023.

	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Cash provided by operating activities	$1,084,532	$502,088	$2,829,043	$1,873,701
Additions to property, plant and mine development	(464,101)	(419,832)	(1,255,786)	(1,228,387)
Free Cash Flow	620,431	82,256	1,573,257	645,314
Changes in income taxes	(95,930)	7,425	(142,732)	(81,980)
Changes in inventory	156,871	118,251	165,727	144,998
Changes in other current assets	(41,263)	3,527	16,237	86,947
Changes in accounts payable and accrued liabilities	(80,704)	49,432	(74,622)	(51,427)
Changes in interest payable	3,964	(12,067)	(2,867)	(1,760)
Free cash flow before changes in non-cash working capital balances	$563,369	$248,824	$1,535,000	$742,092
Additions to property, plant and mine development	464,101	419,832	1,255,786	1,228,387
Cash provided by operating activities before changes in non-cash working capital balances	$1,027,470	$668,656	$2,790,786	$1,970,479

Cash provided by operating activities per share - basic	$2.16	$1.01	$5.67	$3.85
Cash provided by operating activities before changes in non-cash working capital balances per share - basic	$2.05	$1.35	$5.59	$4.05
Free cash flow per share - basic	$1.24	$0.17	$3.15	$1.33

Free cash flow before changes in non-cash working capital balances - basic	$1.12	$0.50	$3.07	$1.53

Note:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

Operating margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from mining operations reported in the Company's financial statements, see "Summary of Operations Key Performance Indicators" below.

Capital expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the condensed interim consolidated statements of cash flows.

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

The following tables set out a reconciliation of sustaining capital expenditures and development capital expenditures to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three and nine months ended September 30, 2024 and September 30, 2023.

(thousands of United States dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023[1]	2024	2023[1]
Sustaining capital expenditures(ii)	$252,962	$211,298	$648,909	$592,843
Development capital expenditures(ii)	232,833	195,128	616,206	571,364
Total Capital Expenditures	$485,795	$406,426	$1,265,115	$1,164,207
Working capital adjustments	(21,694)	13,406	(9,329)	64,180
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$464,101	$419,832	$1,255,786	$1,228,387

Notes:

(i) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(ii) Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Net debt

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the condensed interim consolidated balance sheets for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate the future debt capacity of the Company.

The following tables set out a reconciliation of long-term debt per the condensed interim consolidated balance sheets to net debt as at September 30, 2024, and December 31, 2023.

	As at	As at
(thousands of United States dollars)	September 30, 2024	December 31, 2023
Current portion of long-term debt per the condensed interim consolidated balance sheets	$415,000	$100,000
Non-current portion of long-term debt	1,052,233	1,743,086
Long-term debt	$1,467,233	$1,843,086
Adjustment:
Cash and cash equivalents	$(977,215)	$(338,648)
Net Debt	$490,018	$1,504,438

Forward-Looking Non-GAAP Measures

This news release also contains information as to estimated future total cash costs per ounce and AISC per ounce. The estimates are based upon the total cash costs per ounce and AISC per ounce that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at October 30, 2024. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this news release, the words "achieve", "aim", "anticipate", "commit", "could", "estimate", "expect", "forecast", "future", "guide", "plan", "potential", "schedule", "target", "track", "will", and similar expressions are intended to identify forward-looking statements. Such statements include the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Company's sites; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company's plans at Hope Bay and San Nicolás; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Company's costs and results; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, including at Meliadine, Upper Beaver and San Nicolás, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to climate change and greenhouse gas emissions reductions; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility, the term loan facility and other indebtedness; future dividend amounts, record dates, payment dates and discount rates under the dividend reinvestment plan; plans with respect to activity under the NCIB; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2023 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2023 ("Form 40-F") filed with the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

In 2019, the SEC's disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces. Mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, P.Eng., Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2023, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR+ each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR+ in respect of the Company's material mineral properties: Detour Lake Operation, Ontario, Canada, NI 43-101 Technical Report (September 20, 2024); NI 43-101 Technical Report of the LaRonde complex in Québec, Canada (March 24, 2023); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015).

APPENDIX A – EXPLORATION DETAILS

SMC, Main Break zones and AK deposit at Macassa complex

Drill hole	Zone / deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
57-1556	SMC West	152.5	155.1	1,713	2.0	12.5	12.5
57-1556	SMC West	242.5	245.0	1,710	2.2	31.8	31.8
58-1142	Main Break	171.7	173.7	1,855	1.9	27.4	18.0
58-1290	Main Break	194.0	197.2	1,986	3.2	19.5	19.5
KLAK-321	AK	168.6	174.7	245	5.7	7.7	7.7
KLAK-339	AK	176.6	178.6	251	1.9	11.8	11.8

*Results from the Macassa mine use a capping factor ranging from 68.6 g/t to 445.7 g/t gold depending on the zone. Results from AK use a capping factor of 70 g/t gold.

Fosterville

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
UDH4996	Cardinal	348.8	353.0	1,764	3.2	6.8
UDH4999A	Cardinal	357.0	363.6	1,785	5.7	72.8
including	Cardinal	363.3	363.6	1,787	0.28	1,383.2
UDR062	Curie	575.7	585.1	705	7.7	5.2
UDR063	Curie	606.3	619.4	613	10.7	3.0

*Results from the Fosterville mine are uncapped.

Exploration Drill Collar Coordinates

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
Odyssey mine
MEX24-311W	718682	5334768	307	147	-60	2,092
MEX24-311WA	718682	5334768	307	147	-60	2,048
MEX24-315	718652	5334762	307	161	-52	1,851
UGEG-054-002	717965	5334110	-229	176	-22	777
UGEG-075-007	717922	5334061	-250	195	-25	751
UGEG-075-022	717920	5334061	-250	185	-27	769
MEX24-315	718652	5334762	307	161	-52	1,851
MEX24-316	718604	5334758	308	170	-57	1,876
MEX24-317	718664	5334762	308	160	-63	2,076
MEX24-318	718652	5334763	307	166	-45	1,749
UGOD-075-006	717784	5334183	-321	9	-41	522
UGOD-075-007	717785	5334182	-320	31	-35	559
UGOD-075-008	717785	5334182	-321	15	-37	531
Detour Lake
DLM24-820	586876	5542301	296	188	-69	975
DLM24-829	587208	5541641	292	178	-61	433
DLM24-859	588927	5541623	284	181	-61	801
DLM24-882C	587880	5541938	287	174	-62	720
DLM24-882CW	587880	5541938	287	174	-62	281

DLM24-895AW	587001	5541947	306	176	-64	570
DLM24-931A	587844	5541779	286	177	-60	786
DLM24-940	588685	5541727	287	181	-58	1,056
DLM24-952	588604	5541692	288	182	-60	975
DLM24-956	588288	5541584	289	177	-58	849
DLM24-958C	587922	5541872	286	175	-62	717
DLM24-959A	588167	5541657	288	176	-57	939
DLM24-963	589167	5541655	284	180	-59	795
DLM24-967	589210	5541518	283	180	-58	1,053
DLM24-978	587409	5541505	287	176	-56	297
DLM24-990	586724	5541749	291	179	-61	501
DLM24-1000	587366	5541638	288	177	-60	470
Meliadine
ML425-9204-D6	539204	6988938	-450	181	-52	331
ML425-9323-D2	539323	6988928	-437	143	-69	372
ML425-9323-D15	539322	6988928	-435	188	-54	316
ML425-9323-D29B	539324	6988928	-435	170	-52	318
ML425-9950-D26	539947	6989006	-422	227	-55	492
M24-3849	540383	6987235	62	204	-68	430
M24-3876	540053	6987340	62	202	-65	615
M24-3879A	540039	6987491	62	203	-69	555
M24-3901A	540070	6987218	62	203	-68	393
M24-3936	539306	6988356	20	210	-49	279
M24-3938	539317	6988354	20	195	-44	258
M24-3947	539656	6988314	35	175	-66	258
M24-3948	539696	6988370	35	179	-67	420
M24-3992	538822	6988345	69	179	-48	207
ML375-9664-D20	539665	6988397	-279	144	-68	261
ML400-8931-U10A	538931	6988454	-313	161	14	165
ML400-9970-D3	539970	6988460	-323	217	-35	201
ML400-9970-D19	539968	6988460	-322	206	-49	195
ML400-9970-D23	539973	6988461	-323	112	-69	279
ML400-9970-D24	539970	6988460	-322	165	-55	234
ML400-9970-D25	539973	6988462	-323	101	-76	280
ML400-9970-D12	539971	6988460	-322	148	-45	210
ML400-9970-D28	539971	6988460	-323	138	-54	205
ML475-9228-D1	539970	6988460	-322	165	-55	234
ML475-9228-D13	539972	6988460	-322	127	-61	246
Hope Bay
HBM23-105	435438	7548956	26	240	-58	912
HBM24-183	435244	7549203	26	237	-57	857
HBM24-211	434791	7548246	35	68	-65	932
HBM24-212	434855	7548120	35	71	-50	773
HBM24-213	435025	7548254	62	88	-74	771
HBM24-217	434855	7548120	35	71	-60	918
HBM24-219A	434899	7548269	57	73	-68	804
HBM24-232	435042	7548162	69	77	-61	629
HBM24-237	435108	7548041	38	71	-66	650
HBM24-241	434863	7548096	35	74	-51	766
HBM24-246	434823	7548148	33	73	-55	804
HBM24-247	434799	7548141	32	70	-59	841

HBM24-248	434797	7548194	34	70	-54	847
Macassa
57-1556	568424	5331071	-1402	337	3	290
58-1142	570015	5332170	-1536	343	3	274
58-1290	570230	5332242	-1558	346	-29	284
KLAK-321	570289	5331414	32	165	23	213
KLAK-339	570289	5331414	32	138	20	198
Fosterville
UDH4996	1531	5073	3710	95	-66	384
UDH4999A	1531	5073	3710	82	-70	372
UDR062	2935	11014	4713	114	-39	654
UDR063	2935	11014	4713	112	-29	654

*Coordinate Systems: NAD 83 UTM Zone 17N for Odyssey; NAD 1983 UTM Zone 17N for Detour Lake and Macassa; NAD 1983 UTM Zone 14N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay; Mine grid including elevation for Fosterville.

APPENDIX B – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		(Restated)(i)		(Restated)(i)
Net income - key line items:
Revenue from mine operations:
Quebec
LaRonde mine	159,294	126,899	435,799	362,984
LaRonde zone 5 mine	47,363	33,290	127,392	99,370
Canadian Malartic(iii)	345,969	320,044	1,092,558	793,989
Goldex	81,384	68,467	237,304	209,802
Ontario
Detour Lake	437,920	288,156	1,140,293	911,819
Macassa	162,334	85,407	455,203	316,145
Nunavut
Meliadine	208,209	180,344	630,724	507,057
Meadowbank	315,047	210,843	873,047	616,512
Australia
Fosterville	167,368	116,916	433,429	454,291
Europe
Kittila	148,652	113,729	395,875	332,616
Mexico
Pinos Altos	68,336	54,390	184,526	156,227
La India	13,733	43,926	55,903	109,457
Revenues from mining operations	$2,155,609	$1,642,411	$6,062,053	$4,870,269
Production costs	783,653	759,411	2,339,222	2,155,808
Total operating margin(ii)	1,371,956	883,000	3,722,831	2,714,461
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
Revaluation gain(iv)	—	—	—	(1,543,414)
Exploration, corporate and other	141,921	196,694	557,928	474,509
Income before income and mining taxes	839,790	265,215	2,039,044	2,672,002
Income and mining taxes expense	272,672	90,412	652,718	356,638
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Net income per share — basic	$1.13	$0.35	$2.78	$4.76
Net income per share — diluted	$1.13	$0.35	$2.77	$4.74

Cash flows:
Cash provided by operating activities	$1,084,532	$502,088	$2,829,043	$1,873,701
Cash used in investing activities	$(537,933)	$(435,666)	$(1,375,557)	$(2,284,613)
Cash (used in) provided by financing activities	$(493,545)	$(144,239)	$(813,813)	$109,843

Realized prices:
Gold (per ounce)	$2,492	$1,928	$2,297	$1,933
Silver (per ounce)	$30.69	$23.55	$28.31	$23.66
Zinc (per tonne)	$2,822	$2,360	$2,697	$2,746
Copper (per tonne)	$8,254	$8,223	$9,304	$8,740

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Payable production(v):
Gold (ounces):
Quebec
LaRonde mine	47,313	49,303	161,388	167,471
LaRonde zone 5 mine	18,292	15,193	54,915	53,412
Canadian Malartic(iii)	141,392	177,243	509,169	435,683
Goldex	30,334	35,880	98,472	107,619
Ontario
Detour Lake	173,891	152,762	492,889	483,971
Macassa	70,727	46,792	203,048	167,951
Nunavut
Meliadine	99,838	89,707	284,238	267,856
Meadowbank	133,502	116,555	387,695	322,440
Australia
Fosterville	65,532	59,790	188,064	228,161
Europe
Kittila	56,715	59,408	166,967	173,230
Mexico
Pinos Altos	21,371	25,386	69,850	71,679
Creston Mascota	9	141	50	550
La India	4,529	22,269	21,190	56,423
Total gold (ounces):	863,445	850,429	2,637,935	2,536,446

Silver (thousands of ounces)	602	589	1,845	1,753
Zinc (tonnes)	914	1,420	4,479	6,318
Copper (tonnes)	797	659	2,673	1,935

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Payable metal sold(vi):
Gold (ounces):
Quebec
LaRonde mine	58,357	62,413	175,086	172,495
LaRonde zone 5 mine	18,920	17,748	55,436	52,132
Canadian Malartic(iii)	139,694	164,974	475,893	405,040
Goldex	31,671	35,517	99,896	108,548
Ontario
Detour Lake	176,585	149,747	497,215	473,322
Macassa	65,000	44,400	197,840	164,430
Nunavut
Meliadine	83,900	93,426	276,878	262,165
Meadowbank	126,010	108,579	378,123	317,584
Australia
Fosterville	67,198	60,750	187,247	235,250
Europe
Kittila	59,464	58,540	171,448	171,060
Mexico
Pinos Altos	23,700	24,543	69,510	71,134
La India	5,400	22,460	24,620	56,343
Total gold (ounces):	855,899	843,097	2,609,192	2,489,503

Silver (thousands of ounces)	573	571	1,814	1,720
Zinc (tonnes)	1,748	2,108	4,802	6,982
Copper (tonnes)	806	657	2,681	1,938

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Total cash costs per ounce — co-product basis(vii):
Quebec
LaRonde mine	$1,291	$1,111	$1,180	$1,097
LaRonde zone 5 mine	1,300	1,297	1,174	1,220
Canadian Malartic(iii)	1,037	814	918	800
Goldex	1,121	822	1,040	802
Ontario
Detour Lake	784	757	815	755
Macassa	757	843	766	722
Nunavut
Meliadine	890	972	910	977
Meadowbank	918	1,229	930	1,180
Australia
Fosterville	653	497	604	438
Europe
Kittila	1,011	931	1,034	877
Mexico
Pinos Altos	2,023	1,606	1,807	1,512
La India	2,901	1,174	2,009	1,292
Total cash costs per ounce (co-product basis)	$953	$924	$930	$885

Total cash costs per ounce — by-product basis(vii):
Quebec
LaRonde mine	$1,078	$875	$934	$850
LaRonde zone 5 mine	1,285	1,287	1,160	1,207
Canadian Malartic(iii)	1,025	805	906	789
Goldex	1,031	822	945	802
Ontario
Detour Lake	779	755	812	752
Macassa	750	841	763	719
Nunavut
Meliadine	889	971	908	975
Meadowbank	910	1,225	923	1,173
Australia
Fosterville	651	495	602	437
Europe
Kittila	1,010	930	1,033	875
Mexico
Pinos Altos	1,531	1,310	1,426	1,236
La India	2,872	1,156	1,963	1,272
Total cash costs per ounce (by-product basis)	$921	$898	$897	$857

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of Canadian Malartic.

(ii) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance – Operating Margin for more information on the Company's calculation and use of operating margin.

(iii) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(iv) Revaluation gain on the 50% interest the Company owned in Canadian Malartic prior to the Yamana Transaction.

(v) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi) Canadian Malartic payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake payable metal sold excludes the 2.0% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation.

(vii) The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance – Total Cash Costs per Ounce and Minesite Costs per Tonne for a discussion on the composition and usefulness of these measures and a reconciliation to the most directly comparable financial information prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at	As at
	September 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$977,215	$338,648
Inventories	1,533,064	1,418,941
Income taxes recoverable	19,707	27,602
Fair value of derivative financial instruments	15,742	50,786
Other current assets	361,975	355,175
Total current assets	2,907,703	2,191,152
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development	21,389,861	21,221,905
Investments	512,571	345,257
Deferred income and mining tax asset	18,573	53,796
Other assets	830,109	715,167
Total assets	$29,816,489	$28,684,949

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$882,039	$750,380
Share based liabilities	20,936	24,316
Interest payable	18,505	14,226
Income taxes payable	220,707	81,222
Current portion of long-term debt	415,000	100,000
Reclamation provision	49,721	24,266
Lease obligations	46,347	46,394
Fair value of derivative financial instruments	10,542	7,222
Total current liabilities	1,663,797	1,048,026
Non-current liabilities:
Long-term debt	1,052,233	1,743,086
Reclamation provision	1,116,295	1,049,238
Lease obligations	101,833	115,154
Share based liabilities	10,686	11,153
Deferred income and mining tax liabilities	5,095,753	4,973,271
Other liabilities	270,921	322,106
Total liabilities	9,311,518	9,262,034

EQUITY
Common shares:
Outstanding - 501,907,461 common shares issued, less 390,389 shares held in trust	18,663,351	18,334,869
Stock options	174,657	201,755
Contributed surplus	—	22,074
Retained earnings	1,727,379	963,172
Other reserves	(60,416)	(98,955)
Total equity	20,504,971	19,422,915
Total liabilities and equity	$29,816,489	$28,684,949

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts, IFRS basis)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		Restated(i)		Restated(i)
REVENUES
Revenues from mining operations	$2,155,609	$1,642,411	$6,062,053	$4,870,269

COSTS, INCOME AND EXPENSES
Production(ii)	783,653	759,411	2,339,222	2,155,808
Exploration and corporate development	60,335	61,594	166,788	169,784
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
General and administrative	48,500	38,930	145,436	134,450
Finance costs	28,527	35,704	99,265	94,989
(Gain) loss on derivative financial instruments	(17,153)	34,010	48,390	1,038
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Care and maintenance	13,810	12,361	35,078	33,017
Revaluation gain(iii)	—	—	—	(1,543,414)
Other expenses	4,466	20,587	63,719	43,489
Income before income and mining taxes	839,790	265,215	2,039,044	2,672,002
Income and mining taxes expense	272,672	90,412	652,718	356,638
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364

Net income per share - basic	$1.13	$0.35	$2.78	$4.76
Net income per share - diluted	$1.13	$0.35	$2.77	$4.74
Adjusted net income per share - basic(iv)	$1.14	$0.44	$2.97	$1.66
Adjusted net income per share - diluted(iv)	$1.14	$0.43	$2.97	$1.65

Weighted average number of common shares outstanding (in thousands):
Basic	500,974	495,286	499,343	486,131
Diluted	502,106	496,404	500,196	487,442

Notes:

(i) Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii) Exclusive of amortization, which is shown separately.

(iii) Revaluation gain on the 50% interest previously owned in Canadian Malartic prior to the Yamana Transaction.

(iv) Adjusted net income per share is not a recognized measure under IFRS and this data may not be comparable to data reported by other companies. See Note Regarding Certain Measures of Performance – Adjusted Net Income and Adjusted Net Income per Share for a discussion of the composition and usefulness of this measure and a reconciliation to the nearest IFRS measure.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, IFRS basis)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		Restated(i)		Restated(i)
OPERATING ACTIVITIES
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Add (deduct) adjusting items:
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
Revaluation gain(ii)	—	—	—	(1,543,414)
Deferred income and mining taxes	58,641	25,123	152,788	66,794
Unrealized (gain) loss on currency and commodity derivatives	(24,169)	31,088	38,363	(34,888)
Unrealized (gain) loss on warrants	(53)	6,802	(3,903)	9,098
Stock-based compensation	21,242	11,939	58,957	38,466
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Other	11,010	4,302	33,144	9,953
Changes in non-cash working capital balances:
Income taxes	95,930	(7,425)	142,732	81,980
Inventories	(156,871)	(118,251)	(165,727)	(144,998)
Other current assets	41,263	(3,527)	(16,237)	(86,947)
Accounts payable and accrued liabilities	80,704	(49,432)	74,622	51,427
Interest payable	(3,964)	12,067	2,867	1,760
Cash provided by operating activities	1,084,532	502,088	2,829,043	1,873,701

INVESTING ACTIVITIES
Additions to property, plant and mine development	(464,101)	(419,832)	(1,255,786)	(1,228,387)
Yamana transaction, net of cash and cash equivalents	—	—	—	(1,000,617)
Contributions for acquisition of mineral assets	(4,197)	(10,950)	(11,296)	(10,950)
Purchases of equity securities and other investments	(73,341)	(7,962)	(114,644)	(52,126)
Other investing activities	3,706	3,078	6,169	7,467
Cash used in investing activities	(537,933)	(435,666)	(1,375,557)	(2,284,613)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	100,000	600,000	1,100,000
Repayment of Credit Facility	—	(100,000)	(600,000)	(1,000,000)
Proceeds from Term Loan Facility, net of financing costs	—	—	—	598,958
Repayment of Term Loan Facility	(275,000)	—	(275,000)	—
Repayment of Senior Notes	(100,000)	—	(100,000)	(100,000)
Long-term debt financing costs	—	—	(3,544)	—
Repayment of lease obligations	(12,461)	(13,465)	(38,142)	(35,633)
Disbursements to associates	—	21,899	—	—
Dividends paid	(176,314)	(161,259)	(497,829)	(482,680)
Repurchase of common shares	(30,080)	—	(106,121)	(16,350)
Proceeds on exercise of stock options	90,923	471	178,735	23,523
Common shares issued	9,387	8,115	28,088	22,025
Cash (used in) provided by financing activities	(493,545)	(144,239)	(813,813)	109,843
Effect of exchange rate changes on cash and cash equivalents	2,172	782	(1,106)	(2,065)
Net increase (decrease) in cash and cash equivalents during the period	55,226	(77,035)	638,567	(303,134)
Cash and cash equivalents, beginning of period	921,989	432,526	338,648	658,625
Cash and cash equivalents, end of period	$977,215	$355,491	$977,215	$355,491

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$26,870	$16,621	$76,773	$73,109
Income and mining taxes paid	$119,178	$67,904	$377,555	$207,669

Notes:

(i)  Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction.

(ii) Revaluation gain on the 50% interest the Company previously owned in Canadian Malartic prior to the Yamana Transaction.